FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

( A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY FINANCIAL INFORMATION (ITR)	June 30, 2007 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 –; CVM CODE 01482-6	2 –; COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - Brazilian Revenue Service Registry of Legal Entities –; CNPJ 47.508.411/0001-56
4 –; Registration Number –; NIRE 35900089901

01.02 - HEADQUARTERS

1 –; FULL ADDRESS Avenida Brigadeiro Luís Antônio, 3142	2 - DISTRICT Jardim Paulista
3 –; ZIP CODE 01402-000	4 –; CITY SÃO PAULO		5 –; STATE SP
6 –; AREA CODE 011	7 –; TELEPHONE 3886-0533	8 –; TELEPHONE -	9 –; TELEPHONE -	10 –; TELEX
11 –; AREA CODE 011	12 –; FAX 3884-7177	13 –; FAX -	14 - FAX -
15 –; E-MAIL cbd .ri@paodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1 –; NAME Daniela Sabbag	2 - FULL ADDRESS Av. Brigadeiro Luís Antônio, 3142
3 –; DISTRICT Jardim Paulista	4 - ZIP CODE 01402-000		5 –; CITY SÃO PAULO	6 –; STATE SP
7 –; AREA CODE 011	8 –; TELEPHONE 3886-0421	9 –; TELEPHONE -	10 - TELEPHONE -	11 –; TELEX
12 - AREA CODE 011	13 –; FAX 3884-2677	14 –; FAX -	15 - FAX -
16 - E-MAIL cbd.ri@paodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2007	12/31/2007	2	4/1/2007	6/30/2007	1	1/1/2007	3/31/2007
9 –; INDEPENDENT AUDITOR Ernst & Young Auditores Independentes S/S							10-CVM CODE 00471-5
11-NAME OF RESPONSIBLE PARTNER Sergio Citeroni						12-INDIVIDUAL TAXPAYERS' REGISTRATION - CPF 042.300.688-67

01.05 – CAPITAL STOCK

Number of shares (in thousands)	1 – CURRENT QUARTER 6/30/2007	2 – PREVIOUS QUARTER 3/31/2007	3 – SAME QUARTER, PREVIOUS YEAR 6/30/2006

Paid-up Capital
1 –; Common	49,839,926	49,839,926	49,839,926
2 –; Preferred	64,028,923	63,931,453	63,931,453
3 –; Total	113,868,849	113,771,379	113,771,379
Treasury Stock
4 –; Common	0	0	0
5 –; Preferred	0	0	0
6 –; Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, industrial and others
2 - STATUS Operating
3 - NATURE OF OWNERSHIP Private national
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 –; MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 –; ITEM	2 –; CNPJ	3 –; NAME
01	06.048.737/0001-60	NOVA SAPER PARTICIPAÇÕES LTDA
02	07.145.976/0001-00	VANCOUVER EMPREEND. E PARTICIPAÇÕES LTDA.
03	07.145.968/0001-55	MESSINA EMPREEND. E PARTICIPAÇÕES LTDA.
04	07.146.013/0001-12	SEVILHA EMPREEND. E PARTICIPAÇÕES LTDA.
05	/ -	CBD HOLLAND B.V.

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 –; ITEM	2 –; EVENT	3 - DATE APPROVED	4 –;YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Annual and Extraordinary General Meeting	4/30/2007	DIVIDEND	6/27/2007	Common	0.0001690300
02	Annual and Extraordinary General Meeting	4/30/2007	DIVIDEND	6/27/2007	Preferred	0.0001859400

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 –; ITEM	2 –; CHANGE DATE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - CHANGE AMOUNT (IN THOUSANDS OF REAIS)	5 - CHANGE NATURE	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)
01	4/27/2007	4,140,787	186,157	Profit reserve	0	0.0000000000
02	5/15/2007	4,146,418	5,631	Subscription in Assets or Credits	97,470	0.0577700000

01.10 – INVESTORS RELATIONS OFFICER

1 –; DATE	2 –; SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
1	Total Assets	9,349,653	8,950,867
1.01	Current Assets	2,447,786	2,079,339
1.01.01	Cash and Cash Equivalents	620,328	119,821
1.01.01.01	Cash and Banks	64,125	68,498
1.01.01.02	Marketable Securities	556,203	51,323
1.01.02	Receivables	885,246	908,595
1.01.02.01	Clients	526,913	480,602
1.01.02.02	Sundry Receivables	358,333	427,993
1.01.02.02.01	Advances to Suppliers and Employees	39,962	34,430
1.01.02.02.02	Recoverable Taxes	222,676	249,586
1.01.02.02.03	Deferred Income Tax	44,053	89,849
1.01.02.02.04	Other Receivables	51,642	54,128
1.01.03	Inventories	906,884	1,005,200
1.01.04	Other	35,328	45,723
1.01.04.01	Prepaid Expenses	35,328	45,723
1.02	Noncurrent Assets	6,901,867	6,871,528
1.02.01	Long-term Receivables	1,535,492	1,607,612
1.02.01.01	Sundry Receivables	1,067,791	1,051,243
1.02.01.01.01	Receivables Securitization Fund	142,866	170,226
1.02.01.01.02	Recoverable Taxes	112,753	118,562
1.02.01.01.03	Deferred Income Tax and Social Contribution	604,568	560,118
1.02.01.01.04	Deposits for Judicial Appeals	192,745	188,830
1.02.01.01.05	Accounts Receivable	14,859	13,507
1.02.01.02	Credits with Related Parties	464,360	556,369
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	430,545	523,324
1.02.01.02.03	Other Related Parties	33,815	33,045
1.02.01.03	Other	3,341	0
1.02.01.03.01	Prepaid Expenses	3,341	0
1.02.02	Permanent Assets	5,366,375	5,263,916
1.02.02.01	Investments	1,112,532	1,118,634
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	1,112,431	1,118,433
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	101	201
1.02.02.02	Property and Equipment	3,803,709	3,677,316
1.02.02.03	Intangible Assets	379,117	394,264
1.02.02.04	Deferred Charges	71,017	73,702

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2	Total liabilities	9,349,653	8,950,867
2.01	Current liabilities	2,023,026	2,467,329
2.01.01	Loans and Financings	256,095	336,867
2.01.02	Debentures	198,761	401,490
2.01.03	Suppliers	1,175,644	1,328,760
2.01.04	Taxes, Fees and Contributions	63,842	52,243
2.01.05	Dividends Payable	0	20,312
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	328,684	327,657
2.01.08.01	Payroll and Social Contributions	157,680	137,173
2.01.08.02	Utilities	5,090	4,316
2.01.08.03	Rents	23,784	24,264
2.01.08.04	Advertisement	6,428	7,803
2.01.08.05	Insurances	1,138	1,765
2.01.08.06	Financing due to Purchase of Assets	63,630	78,627
2.01.08.07	Other Accounts Payable	70,934	73,709
2.02	Noncurrent Liabilities	2,415,346	1,605,461
2.02.01	Long-term Liabilities	2,415,346	1,605,461
2.02.01.01	Loans and Financings	147,257	120,000
2.02.01.02	Debentures	779,650	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	5,855	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,482,584	1,485,461
2.02.01.06.01	Provision for Contingencies	1,193,677	1,183,555
2.02.01.06.02	Tax Installments	235,822	244,507
2.02.01.06.03	Provision for Capital Deficiency	40,078	43,169
2.02.01.06.04	Other Accounts Payable	13,007	14,230
2.02.02	Deferred Income	0	0
2.04	Shareholders' Equity	4,911,281	4,878,077
2.04.01	Paid-in Capital	4,146,417	3,954,629
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	247,533	406,117
2.04.04.01	Legal	123,073	123,073

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	63,524	115,501
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	60,936	167,543
2.04.04.07.01	Expansion Reserve	60,936	167,543
2.04.05	Retained Earnings/Accumulated Losses	0	0
2.04.06	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.01	Gross Sales and/or Services	3,087,882	6,137,490	2,861,920	5,656,470
3.02	Deductions	(500,923)	(985,813)	(487,269)	(948,626)
3.03	Net Sales and/or Services	2,586,959	5,151,677	2,374,651	4,707,844
3.04	Cost of Sales and/or Services Rendered	(1,854,832)	(3,696,931)	(1,667,935)	(3,299,818)
3.05	Gross Profit	732,127	1,454,746	706,716	1,408,026
3.06	Operating Income/Expenses	(687,186)	(1,355,049)	(649,405)	(1,275,208)
3.06.01	Selling	(459,217)	(894,506)	(420,897)	(836,239)
3.06.02	General and Administrative	(68,981)	(143,927)	(74,597)	(146,060)
3.06.03	Financial	(36,898)	(83,472)	(39,571)	(87,316)
3.06.03.01	Financial Income	37,443	79,731	71,348	147,570
3.06.03.02	Financial Expenses	(74,341)	(163,203)	(110,919)	(234,886)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(115,918)	(228,735)	(110,281)	(205,917)
3.06.05.01	Taxes and Fees	(16,484)	(31,087)	(11,496)	(21,716)
3.06.05.02	Depreciation/Amortization	(102,524)	(201,243)	(97,534)	(185,980)
3.06.05.03	Loss on Investment in Subsidiary Company	3,090	3,595	(1,251)	1,779
3.06.06	Equity in the results of subsidiary and associated companies	(6,172)	(4,409)	(4,059)	324
3.07	Operating Profit	44,941	99,697	57,311	132,818
3.08	Non-Operating Result	(3,963)	(7,625)	824	8,110
3.08.01	Revenues	0	0	7,796	21,137
3.08.02	Expenses	(3,963)	(7,625)	(6,972)	(13,027)
3.09	Income Before Taxation/Profit Sharing	40,978	92,072	58,135	140,928

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.10	Provision for Income Tax and Social Contribution	(9,476)	(12,655)	(19,903)	(43,174)
3.11	Deferred Income Tax	(1,347)	(10,731)	5,769	9,418
3.12	Statutory Profit Sharing /Contributions	(2,581)	(5,162)	(3,000)	(6,000)
3.12.01	Profit Sharing	(2,581)	(5,162)	(3,000)	(6,000)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	27,574	63,524	41,001	101,172
	No. SHARES, EX-TREASURY (in thousands)	113,868,849	113,868,849	113,771,379	113,771,379
	EARNINGS PER SHARE (in reais)	0.00024	0.00056	0.00036	0.00089
	LOSS PER SHARE (in reais)

04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", “CompreBem”, "Extra", “Extra Eletro", “Extra Perto”, “Extra Fácil” and “Sendas”. At June 30, 2007, the Company had 539 stores in operation (550 stores at March 31, 2007), of which 386 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by Novasoc Comercial Ltda., ("Novasoc"), 45 by Sé Supermercados Ltda. ("Sé"), and 102 stores operated by Sendas Distribuidora S.A. ("Sendas Distribuidora").

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (Note 9 (d)). The Company has 50% shareholding of the FIC capital by means of its subsidiary Miravalles Empreendimentos e Participações S.A. ("Miravalles").

c) Casino joint venture

At May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri Participações S.A. (Vieri), which became the parent company of GPA, whose control is shared by both group of shareholders.

The General Meeting, held at December 20, 2006, approved the merger of Vieri by the Company, which cancelled shares issued thereby and owned by Vieri and the resulting issuance, in equal number of new common shares of the Company, all of them, non-par, registered shares on behalf of Wilkes Participações S.A. (“Wilkes”), the single shareholder of Vieri at the time of merger. Wilkes was incorporated to operate as a holding of GPA.

2. Basis of Preparation and Presentation of the Quarterly Information

The Quarterly Information was prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (“CVM”) and by the Brazilian Institute of Accountants (“IBRACON”).

With a view to providing additional information, the following is being presented: (a) the statement of cash flow, prepared in accordance with the Accounting Rule and Procedure (“NPC”) 20/99 issued by IBRACON and (b) the statement added value, pursuant to the Federal Accounting Board Resolution (“CFC”) 1,010 as of January 21, 2005.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the quarterly information. Accordingly, the quarterly information of the Company and the consolidated quarterly information include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Cash and cash equivalents

(i) Cash and banks

Cash and bank accounts comprise the cash and current accounts balances.

(ii) Marketable securities

The marketable securities are registered at cost accrued of income earned up to the balance sheet date and do not exceed the market value. The marketable securities are redeemable within a 90-day term as of the balance sheet date.

b) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The allowance composition is mainly based on the losses historical average, in addition to specific uncollectible accounts receivable.

Customer credit financing is generally for a term of up to 24 months. Interest is recorded and allocated as financial income during the financing period.

The Company carries out securitization operations of its accounts receivable with a special purpose entity, upon which owns shared control, the “PAFIDC” (Pão de Açúcar Fundo de Investimento em Direitos Creditórios), for further details, see notes 4(b) and 7.

c) Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

Inventories are also stated by net value of provision for losses and breakage, which are periodically reviewed and evaluated as to their sufficiency.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

d) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

e) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

f) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, of both, the one of shorter duration.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance, that do not significantly extend the useful lives of related asset, are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

g) Intangible assets

Intangible assets include goodwill originated from the acquisition of companies and amounts related to the acquisition of trading funds and commercial spots. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and is amortized in accordance with estimated profitability over a maximum period of ten years.

h) Deferred charges

Expenses related to the implementation of projects and the development of new products and business models were accounted based on the feasibility studies and are amortized for a term not exceeding 5 years.

i) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value, whichever is the shorter.

k) Taxation

Revenues from sales and services are subject to taxation by the State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program, (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) to the tax rates in effect in each region and are stated as sales deductions in the statement of income.

Credits resulting from non-cumulative PIS and COFINS are stated deductively from the cost of goods sold in the statement of income. Debits resulting from financial income and credits derived from financial expenses are stated deductively under statement of income.

Advances or amounts subject to offset are stated in the current or noncurrent assets, pursuant to expectation of realization.

Taxation on income and social contribution that are calculated based on taxable income (adjusted income), to the applicable rates according to the laws in force – 15%, accrued of 10% over what exceeds R$240 yearly referring to income tax and 9% referring to social contribution.

Deferred income tax assets and social contribution were recorded under the item deferred Income Tax and social contribution section, derived from tax losses, negative basis of social contribution and timely differences, taking into account the rates in effect of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, and CVM Instruction 371, as of June 27, 2002, and take in account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors.

l) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies (Note 16).

m) Revenues and expenses

Sales are recognized when customer receives/withdraws the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Bonuses and discounts received from suppliers in the form of product

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of goods includes warehousing and handling costs in the warehouses.

n) Earnings per share

The calculation was made based on the number of outstanding shares at the end of quarter as if net income of the period was fully distributed. Earnings may be distributed, used for capital increase purposes or to compose the profit reserves destined to expansion, based on capital budget.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

o) Consolidated quarterly information

The consolidated quarterly information was prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Deliberation 247, and include the quarterly information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, Auto Posto MFP Ltda. (“Auto Posto MFP”), Auto Posto Sigua Ltda. ("Auto Posto Sigua"), PA Publicidade Ltda. (“PA Publicidade”), Lourenção & Cia Ltda. (“Lourenção”) and Versalhes Comércio de Produtos Eletroeletrônicos Ltda. (“Versalhes”). Direct or indirect subsidiaries, included in the consolidated, and the interest percentage of the subsidiary comprise:

	% Interest as of

	6.30.2007	3.31.2007

Novasoc	10.00	10.00
Sé	91.92	91.92
Sendas Distribuidora	42.57	42.57
PAFIDC	19.40	19.40
Versalhes	90.00	90.00
PA Publicidade	99.99	99.99
Auto Post MFP	99.99	99.99
Auto Posto Sigua	99.99	99.99
Lourenção	99.99	99.99

Although the Company’s interest in Novasoc is represented by 10% of Novasoc quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

As of July 1, 2007, the companies Versalhes, Auto Posto MFP, Auto Posto Sigua, Lourenção, Nova Saper Participações Ltda. (“Nova Saper”) and Obla Participações Ltda. (“Obla”) will be stated as part of the operations, in view of the merger of respective subsidiaries by the Company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the consolidated quarterly information.

3. Marketable Securities

The marketable securities at June 30, 2007 and at March 31, 2007, earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	6.30.2007	3.31.2007	6.30.2007	3.31.2007

Current
Resulting from sales through:
Credit card companies	179,177	112,532	227,307	150,483
Sales vouchers and others	6,452	10,374	12,599	17,019
Credit sales with post-dated checks	7,265	12,233	10,426	17,701
Accounts receivable - Subsidiaries	85,074	92,387	-	-
Allowance for doubtful accounts	(3,723)	(2,232)	(4,160)	(2,417)
Resulting from Commercial Agreements	252,668	255,308	286,642	301,751

	526,913	480,602	532,814	484,537
Accounts receivable - PAFIDC	-	-	773,424	848,185

	-	-	773,424	848,185

	526,913	480,602	1,306,238	1,332,722

Noncurrent
Trade accounts receivable - Others	14,859	13,507	14,859	13,507
Trade accounts receivable - Paes Mendonça	-	-	355,610	346,898

	14,859	13,507	370,469	360,405

Customer credit financing accrues pre-fixed interest from 2.99% to 6.49% per month (from 2.77% up to 5.99% at March 31, 2007), and with payment terms of up to 24 months. Credit card sales are receivable with the credit card companies in installments that do not exceed 12 months. Credit sales, made with post-dated checks accrue interest of up to 6.5% per month (6.5% at March 31, 2007) for settlement in up to 60 days. Credit sales are recorded net of unearned interest income.

Accounts receivable from subsidiaries relate to sales of goods by the Company, to supply the subsidiaries’ stores. Sales of goods by the Company’s warehouses to subsidiaries were carried out at cost.

b) Accounts receivable – PAFIDC

The Company carries out with PAFIDC securitization operations of its credit rights represented by customer credit financing, credit sales with post-dated checks and credit card company receivables. The volume of operations was R$1,836,876 in the quarter ended at June 30, 2007 (R$1,789,526 in the quarter ended at June 30, 2006), in which retained the portion related to services rendered and subordinated interests. The securitization costs of such receivables amounted to R$26,837 (R$37,887 in the quarter ended at June 30, 2006), recognized as financial expenses in results of the quarter ended at June 30, 2007. Services rendered, which are not remunerated, include the credit analysis and the assistance by the collection department to the fund’s manager.

4. Trade Accounts Receivable (Continued)

The outstanding balance of these receivables at June 30, 2007 and March 31, 2007 was R$ 773,423 and R$848,185, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

Accounts receivable - Paes Mendonça – is composed of credits deriving from the payment of liabilities performed by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 9 (b) (i).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current sales transactions carried out between the Company and its suppliers, having the purchase volume as benchmark.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods supplemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	6.30.2007	3.31.2007	6.30.2007	3.31.2007

Resulting from:
Credit sales with post-dated checks	(44)	(87)	(52)	(92)
Corporate sales	(3,442)	(2,037)	(3,750)	(2,153)
Other accounts receivable	(237)	(108)	(358)	(172)

	(3,723)	(2,232)	(4,160)	(2,417)

5. Inventories

	Parent Company		Consolidated

	6.30.2007	3.31.2007	6.30.2007	3.31.2007

Stores	520,606	613,576	725,919	852,906
Warehouses	386,278	391,624	450,999	458,540

	906,884	1,005,200	1,176,918	1,311,446

Inventories are stated net of provisions for breakage of inventories and obsolescence.

6. Recoverable Taxes

The balances of recoverable taxes at June 30, 2007 and March 31, 2007 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

	Parent Company		Consolidated

	6.30.2007	3.31.2007	6.30.2007	3.31.2007

Current
Income tax and tax on sales	222,676	249,586	240,308	272,330

	222,676	249,586	240,308	272,330
Noncurrent

Tax on sales	112,753	118,562	218,406	220,448

	112,753	118,562	218,4066	220,448
Total of recoverable taxes	335,349	368,148	458,714	492,778

7. Pão de Açúcar Receivables Securitization Fund - PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers through the use of credit cards, post-dated checks, sales vouchers and installment purchase booklets.

PAFIDC has a predetermined duration of five years, renewable for an additional five-year period, starting in October 2003. The capital structure of the fund at June 30, 2007 is composed of 10,126 senior quotas held by third parties, in the amount of R$653,089, which account for 80.0% of the fund equity (79.6% at March 31, 2007) and 2,439 subordinated quotas held by the Company and subsidiaries, in the amount of R$162,903, which account for 20.0% of the fund equity (20.4% at March 31, 2007).

The net assets of PAFIDC at June 30, 2007 and March 31, 2007 are

	6.30.2007	3.31.2007

Assets
Available funds	45,024	103,327
Accounts receivable	773,424	848,185

Total assets	818,448	951,512

Liabilities
Accounts payable	2,456	219
Shareholders’ equity (*)	815,992	951,293

Total liabilities	818,448	951,512

(*)	includes (mandatory) redeemable quotas of interest in the amount of R$653,089 at June 30, 2007 (R$757,192 at March 31, 2007).

7. Pão de Açúcar Receivables Securitization Fund – PAFIDC (Continued)

Subordinated quotas were attributed to the Company and are recorded in noncurrent assets, as interest in the securitization fund, the balance of which at June 30, 2007 was R$142,866 (R$170,226 at March 31, 2007). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

The series A senior quotas reached the benchmark profitability of 103.0% of CDI, variable interest interbank rate, from first subscription of quotas up to February 20, 2004, and 105.0% of CDI after this date; the series B senior quotas were yielded at 101.0% of CDI. The remaining balance results will be attributed to the subordinated quotas. The quotaholders will redeem the balance of R$126,665 (R$175,205 at March 31, 2007) at the end of the fund’s term. The series A quotaholders will redeem their quotas only at the end of the fund’s term, the amount of which at June 30, 2007 corresponds to R$526,424 (R$510,887 at March 31, 2007) (Note 13).

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. After the senior quotas being yielded, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on the transfer of receivables to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The PAFIDC financial statements for the quarter ended at June 30, 2007 and the financial information related to the year ended at March 31, 2007 were reviewed by other independent auditors, respectively, and are consolidated into the Company’s quarterly information. In the quarter ended at June 30, 2007, total assets and net income, of such investee, represented 7.1% and 13.8%, respectively, in relation to the Company’s consolidated quarterly information (8.3% and 19.6% of total assets in the year ended at March 31, 2007 and net income in the quarter ended at June, 30, 2006, respectively).

8. Balances and Transactions with Related Parties

				Balances

		Trade
	Accounts	commissions	Intercompany
	receivable	receivable	receivable	Dividends
Company	(payable)	(payable)	(payable)	payable
Pão de Açúcar Indústria e Comércio S.A.
(“PAIC”)	1,185	-	-	-
Casino	2,302	-	-	-
Península Participações Ltda.	9,305	-	-	-
Sendas S.A.	-	-	102,027	-
Novasoc	18,838	32,916	-	-
Sé	34,848	391,474	-	-
Sendas Distribuidora	27,956	(102,027)	96,587	-
Versalhes	(48,201)	5,516	-	-
Sigua	-	302	-	-
MFP	-	338	-	-
Lourenção	(1,137)	-	-	-
FIC	3,408	-	-	-
Others	-	11,583	-	-

Balance at 6.30.2007	48,504	340,102	198,614	-

Balance at 3.31.2007	51,615	439,721	111,534	(20,312)

Transactions held during the quarter ended at June 30, 2007

			Net
	Services rendered	Net sales	financial
Company	and rents	(purchases)	income

PAIC	3,280	-	-
Casino	(2,975)	-	-
Fundo de Invest. Imob. Península	(57,407)	-	-
Novasoc	3,492	90,377	-
Sé	7,594	208,022	-
Sendas Distribuidora	60,685	100,111	(4,309)
Versalhes	-	(119,299)	-
FIC	3,710	-	-
Others	(6,183)	-	-

Balance at 6.30.2007	12,196	279,211	(4,309)

Balance at 6.30.2006	213,995	19,531	32,615

Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Sé, Sendas Distribuidora and Versalhes, by the Company's warehouse and were made at cost; the remaining transactions, described below, are carried out at prices and conditions agreed upon the parties. The trade commission contracts with related parties are subject to an administration fee.

8. Balances and Transactions with Related Parties (Continued)

(i) Leases

The Company leases 21 properties from the Diniz Group. For the quarter ended at June 30, 2007, payments under such leases totaled R$ 2,941 (R$3,807 in the quarter ended at June 30, 2006), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

Sendas Distribuidora leases 57 properties from the Sendas Group and 7 properties from the Company. For the quarter ended at June 30, 2007, the total lease payments amounted to R$7,261 and R$1,253, respectively (R$7,248 and R$1,223, in the quarter ended at June 30, 2006, respectively), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues. In September 2005, the amount of R$10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which will be amortized in 37 installments.

The leases were taken out under terms similar to those that would have been established if they had been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases

At October 3, 2005, final agreements were entered into referring to the sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península. The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. The Company was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition,

(ii) Fundo de Investimento Imobiliário Península leases (Continued)

the Company has the right to exit individual stores before termination of the lease term, in case of the company be no longer interested in maintaining such leases. The total amount paid under these leases for the quarter ended at June 30, 2007 was R$29,107, of which R$28,278 paid by the Company, R$706 paid by Novasoc and R$122 paid by Sé (in the quarter ended at June 30, 2006 – R$ 28,195, of which R$ 27,339 paid by the Company, R$742 paid by Novasoc and R$114 paid by Sé). These new amounts include an additional contingent rental based on 2.0% of the stores revenues.

(iii) Apportionment of corporate expenses

Central corporate costs, such as purchases, treasury, accounting, human resources and the Shared Services Center (“CSC”), are passed on to subsidiaries and affiliated companies by the amount effectively incurred with such services.

(iv) Technical Assistance Agreement with Casino

At the Company’s Board of Directors meeting held at July 21, 2005, a Technical Assistance Agreement was signed between the Company and Casino, whereby, through the annual payment of US$2,727, Casino shall provide services to the Company related to technical assistance in the human resources, private label,

8. Balances and Transactions with Related Parties (Continued)

marketing and communications, global campaigns and administrative assistance areas, among others. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held at August 16, 2005. For the quarter ended at June 30, 2007, the Company paid R$1,529 (R$1,641 in the quarter ended at June 30, 2006) in relation to the services provided for in such agreement.

9. Investments

a) Information on investments at June 30, 2007 and March 31, 2007

	Quarter ended at June 30, 2007

	Shares/ quotas held	Interest (direct or indirect) in the capital stock %	Paid-in capital	Shareholders’equity (capitaldeficiency)	Net income (loss) for thequarter

Novasoc	1,000	10.00	10	(39,700)	3,288
Sé	1,133,990,699	91.92	1,233,671	1,207,225	(6,810)
Sendas Distribuidora	449,999,994	42.57	835,677	(57,775)	(42,768)
Miravalles	65,222	50.00	244,909	211,436	(21,757)
Nova Saper	36,362	99.97	-	100	-
Versalhes	10,000	90.00	10	(382)	(217)
Auto Posto MFP	14,999	99.99	15	587	155
Auto Posto Sigua	29,999	99.99	30	(34)	(2)
Pa Publicidade	9,999	99.99	100	577	102
Lourenção	1,905,615	99.99	1,906	1,315	(170)
Obla	170,999	99.99	171	171	0

9. Investments (Continued)

a) Information on investments at June 30, 2007 and March 31, 2007 (Continued)

	Quarter ended at March 31, 2007

	Shares/ quotas held	Interest (direct or indirect) in the capital stock %	Paid-in capital	Shareholders’equity (capitaldeficiency)	Net income (loss) for the quarter

Novasoc	1,000	10.00	10	(42,989)	318
Sé	1,133,990,699	91.92	1,233,671	1,214,035	1,747
Sendas Distribuidora	449,999,994	42.57	835,677	(15,007)	(38,611)
Miravalles	42,250	50.00	260,888	146,796	(11,713)
Nova Saper	36,362	99.99	-	100	-
Versalhes	10,000	90.00	10	(165)	193
Auto Posto MFP	14,999	99.99	15	432	128
Auto Posto Sigua	29,999	99.99	30	(32)	12
Pa Publicidade	9,999	99.99	10	475	42
Lourenção	1,905,615	99.99	1,906	1,484	(12)

b) Change in investments

	Parent Company					Consolidated

	Novasoc	Sé	Lourenção	Other	Total	Consolidated

Balances at December 31, 2006	-	1,114,336	1,496	937	1,116,870	79,557

Equity results	318	1,606	(12)	356	2,268	(5,858)
Transfer to capital deficiency	(318)	-	-	(186)	(504)	-

Balance at March 31, 2007	-	1,115,942	1,484	1,107	1,118,634	73,699

Additions	-	-		7,936	7,936	43,200
Write-offs	-	-		(100)	(100)	(100)
Equity results	3,288	(6,260)	(169)	59	(3,082)	(10,879)
Transfer to intangible assets				(7,765)	(7,765)	-
Transfer to capital deficiency	(3,288)	-	-	197	(3,091)	-

Balance at June 30, 2007	-	1,109,682	1,315	1,434	1,112,532	105,920

(i) Novasoc: Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is solely and fully liable for any and all tax, labor, social security, commercial liabilities and of any nature prior to the Leasing Agreement.
The operating lease annual rental payments amounted to R$2,253 in the quarter ended at June 30, 2007 (R$2,225 in the quarter ended at June 30, 2006), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

9. Investments (Continued)

b) Change in investments (Continued)

Under Novasoc bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000. At June 30, 2007, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$39,701 (R$42,989 at March 31, 2007), under “Provision for capital deficiency” to recognize its obligations before creditors.

(ii) Sé – Sé holds a direct interest in Miravalles, corresponding to 50% of total capital. Investment at Miravalles indirectly represents investment at FIC (Note 9 (d)).

c) Investment agreement – Company and Sendas

In February 2004, based on the Investment and Association Agreement, the Company and Sendas S.A. constituted, by means of transfer of assets, rights and obligations, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, by means of the association of operating activities of both chains in the State of Rio de Janeiro. The Company’s indirect interest in Sendas Distribuidora at June 30, 2007 corresponded to 42.57% of total capital. It is incumbent upon GPA’s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora, in addition to its prevailing decision when electing or removing executive officers.

Pursuant to its Shareholders’ Agreement, Sendas S.A. may at any time as from February 1, 2007 exercise the right to barter its paid-in shares or a portion thereof, for preferred shares of the Company. At June 30, 2007, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-in and 18.92% not paid-in yet.

Should Sendas S.A. exercise such right to barter, the Company will comply with the obligation, by means of one of the following:

i) To conduct the share barter trade for the value of transfer (*);

ii) To purchase the shares on which the barter rights have been exercised in cash, for the value of transfer (*);

iii) To adopt any corporate procedure (the Company’s capital increase, merger of shares as per article 252 of the Brazilian Corporate Law, or any other);

(*) Value of transfer will be the value of the paid-in shares (23.65% at June 30, 2007 and March 31, 2007), which must be the higher between the two options below, limited to the Company’s market value:

  Price of shares calculated based on the company’s valuation to be calculated by acknowledged investment bank;

9. Investments (Continued)

c) Investment agreement – Company and Sendas (Continued)

  Price of shares calculated based on the company’s valuation, equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

The Company’s preferred shares issued to meet the barter shall only be sold according to the following dates:

  Between February 1, 2007 and January 31, 2010: one third (1/3) of the Company preferred shares;

  Between February 1, 2010 and January 31, 2013: one third (1/3) of the Company preferred shares; and

  As from February 1, 2013: the shares remaining balance still held by Sendas S.A.

At September 16, 2005, Sendas S.A. and the Company and its subsidiaries entered into the 2nd Amendment and Consolidation to the Sendas Distribuidora Shareholders’ Agreement, entered into between the Company and its subsidiaries that resolved on:

  The adoption of new proportionality when appointing Board of Director members, being the Company then entitled to appoint 7 out of the 13 members to be elected;

  The restriction to the veto right of Sendas S.A. only as to the alteration in the Company’s purpose;

  The postponement of the additional term ("second term") of payment of class A preferred shares not paid in by Sendas S.A., to until February 28, 2014. In the second term, the payment of subscribed shares shall only be made in cash, especially by using dividends paid by the Company to Sendas S.A. After this term, should there be no payment, such shares will be cancelled.

At October 19, 2006, Sendas S.A. notified the Company, expressing the exercise of put, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. The Company, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, the Company was notified by the Câmara de Conciliação e Arbitragem da Fundação Getulio Vargas – FGV (Chamber of Conciliation and Arbitration of the Getulio Vargas Foundation) informing that Sendas S.A. has filed and appealled and brought the matter to arbitration, authority expected to discuss such matter.

At January 5, 2007, Sendas S.A. notified the Company, expressing the exercise of right to swap the totality of paid-in shares owned thereby with preferred shares of the Company’s capital stock, pursuant to Clause 6.9.1 of Sendas Distribuidora Shareholders' Agreement, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right on the part of Sendas.

9. Investments (Continued)

At March 13, 2007 - the Company and Sendas entered into an Arbitration Commitment, commencing the arbitration proceeding, the status of which is outlined as follows:

  April 13, 2007 - Sendas S.A. formally submitted its arguments at the Chamber of Conciliation and Arbitration of FGV (Fundação Getúlio Vargas);

  June 1,2007 - the Company formally submitted its arguments at the Chamber of Conciliation and Arbitration of FGV (Fundação Getúlio Vargas);

  June 28,2007 – Sendas submitted its reply at the Chamber of Conciliation and Arbitration of FGV (Fundação Getúlio Vargas).

  July 1,2007 – The Company submitted its reply at the Chamber of Conciliation and Arbitration of FGV (Fundação Getúlio Vargas).

The arbitration proceeding, by request of the parties, was suspended for three weeks in view of possibility of settlement. At September 4, 2007 will expire the term to specify the pieces of evidence that each of the parties intends to produce.

(i) CADE (Administrative Council for Economic Defense)

At March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between the Company and Sendas S.A. in the State of Rio de Janeiro. Such agreement establishes conditions to be observed until the final decision on the association process, among them: a) the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility; b) the maintenance of the jog positions in accordance with the average gross revenue by employee of the five largest supermarket chains; c) the non-reduction of the term of current lease agreements.

Shareholders are waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE.

(ii) Capital subscription by the AIG Group

At November 30, 2004, the shareholders of Sendas Distribuidora and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

After this operation, the Company, through its subsidiary Sé, now holds 42.57% of the Sendas Distribuidora total capital.

9. Investments (Continued)

(ii) Capital subscription by the AIG Group (Continued)

According to the above mentioned agreement, the Company and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against the Company which may be used to subscribe up to three billion preferred shares to be issued by the Company in a future capital increase.

The price of the future issuance of the Company preferred shares will be set based on market value at the time of issuance, and the intention is to enable the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora’s shares results in more than the value of three billion shares of the Company, it will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, the calculation is based on the EBITDA (Earnings Before Interest, Tax, Depreciation and

Amortization), EBITDA multiple and the net financial indebtedness of Sendas Distribuidora. This “exit price” will give AIG the right to purchase the Company preferred shares according the criteria below:

  Should the “exit price” be lower than the equivalent to two billion the Company preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “exit price” divided by the Company preferred share market value;

  Should the “exit price” exceed the equivalent to two billion the Company preferred shares (at market value on the occasion), the number of shares to be issued will be, at the Company discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the “exit price” and the amount equivalent to the number of the Company preferred shares issued (defined by the Company) will be paid in cash.

At June 30, 2007, total AIG shareholding represented a credit of R$135,943 (R$137,747 at March 31, 2007), which, converted to the average quotation of the last week of June 2007 of the Company shares in the São Paulo Stock Exchange (“BOVESPA”), would be equivalent to a total of 1,960,533,875 shares (2,223,880,667 shares at March 31, 2007) of the Company (1% of its capital).

d) Investment agreement – the Company and Itaú

Miravalles, a company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, which then started to hold 50% of such company. Also in 2004, Miravalles set up Financeira Itaú Companhia S.A. (“FIC”), with capital stock of R$150,000. It is a company which operates in structuring and commercialization of financial products and services exclusively to GPA’s customers.

9. Investments (Continued)

d) Investment agreement – the Company and Itaú (Continued)

At December 22, 2005, an amendment to the partnership agreement among the Company, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of the referred performance goals were established.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

At the Extraordinary General Meeting held at June 28, 2007, the shareholders subscribed all the shares issued by Miravalles, in the total amount of R$86,400, and the Company paid-in the amount of R$43,200, corresponding to the proportion of shares owned. The remaining was paid-in by another shareholder at same date.

The Miravalles’ financial information for the quarter ended at June 30, 2007 and the quarterly information related to the previous quarter, were reviewed by other independent auditors. In the quarter ended at June 30, 2007, total investments and equity results of operations of said investee represented 0.9% and 17.1%, respectively, in relation to the Company’s consolidated quarterly information (0.7% and 16.3% of total assets and net income for the quarter ended at June 30, 2006, respectively).

10. Property and Equipment

			Parent Company

	Annual depreciation rates		06.30.2007			3.31.2006

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land			643,707	-	643,707	609,031
Buildings	3.33	3.33	2,030,960	(392,460)	1,638,500	1,658,827
Leasehold
improvements	*	6.9	1,349,922	(512,445)	837,477	757,700
Equipment	10 to 33	16.6	853,550	(507,804)	345,746	332,553
Facilities	20 to 25	20	404,144	(319,856)	84,288	85,872
Furniture and fixtures	10	10	194,410	(84,512)	109,898	106,529
Vehicles	20	20	21,705	(13,464)	8,241	7,798
Construction in progress	-	-	95,359	-	95,359	100,097
Other	10	10	62,576	(22,083)	40,493	18,909

			5,656,333	(1,852,624)	3,803,709	3,677,316

Average annual depreciation rate - %					2.75	1.42

			Consolidated

	Annual depreciation rates		06.30.2007			3.31.2006

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land			685,536	-	685,536	650,707
Buildings	3.33	3.33	2,129,569	(418,299)	1,711,270	1,727,755
Leasehold
improvements	*	6.9	1,880,879	(714,978)	1,165,901	1,093,800
Equipment	10 to 33	16.6	1,060,728	(613,708)	447,020	436,498
Facilities	20 to 25	20	541,119	(409,226)	131,893	136,081
Furniture and fixtures	10	10	284,104	(117,084)	167,020	165,773
Vehicles	20	20	22,534	(13,873)	8,661	8,184
Construction in progress	-	-	95,371	-	95,371	101,616
Other	10	10	62,670	(22,111)	40,559	18,979

			6,762,510	(2,309,279)	4,453,231	4,339,393

Average annual depreciation rate - %					2.98	1.54

     * Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

a) Additions to property and equipment

	Parent Company		Consolidated

	6.30.2007	6.30.2006	6.30.2007	6.30.2006

Additions	196,649	134,954	206,200	141,981
Capitalized interest	9,954	7,195	10,533	7,698

	206,603	142,149	216,733	149,679

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of

10. Property and Equipment (Continued)

existing warehouses, improvements of various stores and investment in information technology.

11. Intangible Assets

	Parent Company	Subsidiaries	Consolidated

Balance at December 31, 2006	413,822	217,123	630,945

Amortization	(19,558)	(4.812)	(24,370)

Balance at March 31, 2007	394,264	212,311	606,575

Additions	500		500
Transfer of investment	7,765	-	7,765
Amortization	(23,412)	(5,799)	(29,211)

Balance at June 30, 2007	379,117	206,512	585,629

Upon the acquisition of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability –, were transferred to “Intangible assets”, and will be amortized over periods consistent with the earnings projections on which they were originally based, for a term up to 10 years.

(i) Provision for goodwill reduction – Sendas Distribuidora S.A.

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill of its associated company Sendas Distribuidora. Based on this review, we concluded the need of provision for partial reduction of goodwill, the net effect of which on the consolidated was R$268,886, recorded under the non-operating result item at December 31, 2006. The deferred tax credits were fully provisioned (Note 17 b (ii)).

12. Deferred Charges

	Parent Company	Subsidiaries	Consolidated

Balance at December 31, 2006	76,063	218	76,281

Additions	3,631	116	3,747
Transfer to prepaid expense	(2,999)	(237)	(3,236)
Amortization	(2,993)	(1)	(2,993)

Balance at March 31, 2007	73,702	96	73,799

Additions	795	(0)	795
Amortization	(3,480)	(2)	(3,482)

Balance at June 30, 2007	71,017	94	71,112

Expenses with specialized consulting fees, incurred during the development and implementation of strategic projects, we point out:

  Categories management;
  Maximum efficiency in supermarket stores;
  Implementation of CSC;
  Implementation of procurement center of materials and indirect services.

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – “Extra Fácil”.

13. Loans and Financing

		Parent Company		Consolidated

	Annual financial charges	6.30.2007	3.31.2007	6.30.2007	3.31.2007

Short-term
In local currency
BNDES (ii)	TJLP + 1.0% to 4.125%	69.631	74,171	69,631	74,171

Working capital (i)	TJLP + 1.7%	7,478	7,477	7,478	7,477

	Weighted average rate of 104% of
Working capital (i)	CDI	166	17,916	304,314	60,237
	(104.0% at March 31, 2007)
PAFIDC Quotas (iii)	Senior B - 101% of CDI	-	-	-	71,100

In foreign currency -	with swap for Brazilian reais
	Exchange variation + 3.5% to
BNDES (ii)	4.125%	9,537	12,246	9,538	12,246

	Weighted average rate of 103.0% of
Working capital (i)	CDI	166,257	213,440	435,370	578,506
	(103.4% at March 31, 2007)
Imports	US dollar exchange variation	3,026	11,617	4,288	13,468

		256,095	336,867	830,619	817,205

Long-term
In local currency
BNDES (ii)	TJLP + 1.7% to 7.0%	131,120	98,836	131,120	98,836

Working capital (i)	TJLP + 1.7% to 3.5%	2,693	4,549	2,693	4,549

	Senior A - 105% of CDI (105% at
PAFIDC Quotas (iii)	March 31, 2007)	-	-	526,424	510,887
	Senior B - 101% of CDI (101% at
	March 31, 2007)	-	-	126,665	175,205
In foreign currency -	with swap for Brazilian reais
	Exchange variation + 3.5% to
BNDES (ii)	4.125%	13,444	16,615	13,444	16,615

	Weighted average rate of 104.0% of
Working capital (i)	CDI
	(103.7% at March 31, 2007 )		-	416,819	501,599

		147,257	120,000	1,217,165	1,307,691

The Company uses swaps operations to switch obligations from fixed interest rate in U.S. dollar to Brazilian real related to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at June 30, 2007 was 13.16% (13.91% at March 31, 2007).

13. Loans and Financing (Continued)

(i) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

				Consolidated

		Grace	Number of
		period in	monthly
Contract date	Annual financial charge	months	installments	Maturity	6.30.2007	3.31.2007

Nov 10, 2000	TJLP + 1% to 3.5%	20	60	May 2007	-	7,549
Nov 10, 2000	Foreign currency basket + 3.5%	20	60	Jul 2007	534	2,278
Nov 14, 2000	TJLP + 2.0%	20	60	Jun 2007	-	680
Apr 25, 2002	TJLP + 3.5%	6	60	Oct 2007	3,417	5,975
Apr 25, 2002	Foreign currency basket + 3.5%	6	60	Oct 2007	417	785
Nov 11, 2003	Foreign currency + 4.125%	14	60	Jan 2010	22,031	25,797
Nov 11, 2003	TJLP + 4.125%	12	60	Nov 2009	135,848	149,761
Nov 11, 2003	TJLP + 1.0%	12	60	Nov 2009	8,204	9,043
May 9, 2007	TJLP + 3.2%	4	60	Nov 2012	53,282	-

					223,733	201,868

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. For the quarter ended at June 30, 2007, R$186 was added to the principal (R$185 at March 31, 2007).

At a meeting held at March 8, 2007, the board of executive officers of BNDES authorized the granting of a new funding in the amount of R$187,330, with a 6-month grace period and 60 months for amortization, with interest rates ranging from 2.7% to 3.2% above TJLP (long-term interest rate).

13. Loans and Financing (Continued)

(ii) BNDES credit line (Continued)

The new funding granted by the Company will finance investments, as a whole, already made by the Company referring to the opening of 15 new stores and support in the modernization of various existing stores.

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Redeemable PAFIDC quotas of interest”, due to their characteristics, to the “Loans and financing” (see additional explanations in Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date
Senior A	5,826	105.0 % of CDI	7.4.2008
Senior B	4,300	101.0 % of CDI	7.4.2008

(iv) Maturities – long-term:

	6.30.2007

	Parent Company	Consolidated

2008	41,947	887,334
2009	73,560	74,446
2010	11,351	234,985
2011	10,643	10,643
2012	9,756	9,757

	147,257	1,217,165

14. Debentures

a) Breakdown of outstanding debentures:

			Annual
	Type	Outstanding	financial charges	6.30.2007	3.31.2007

5th issue - 1st series	Floating	16,184	CDI + 0.95%	166,827	401,490
	No
6th issue - 1st series	Preference	54,000	CDI + 0.5%	562,113	-
	No
6th issue - 2nd series	Preference	23,965	CDI + 0.5%	249,464	-
6th issue - 1st and 2nd	Swap
series	Interest		104.96% of CDI	7	-

Total				978,411	401,490

Noncurrent liabilities				779,650	-

Current liabilities				198,761	401,490

14. Debentures (Continued)

b) Debenture activity

	Number of
	debentures	Amount

At December 31, 2006	40,149	414,761
Net interest from
payments	-	(13,271)

At March 31, 2007	40,149	401,490

Amortization of principal - 5th issue	(23,965)	(239,650)
6th issue	77,965	779,650
Net interest from payments and swap	-	36,921

At June 30, 2007	94,149	978,411

c) Additional information

Fifth issue - At October 4, 2002, shareholders approved the issue and public placement limited to R$600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits (DI) and accrue annual spread of 1.45% payable every six months. The first series was renegotiated at September 9, 2004, to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning at April 1, 2005 and ending at October 1, 2007. The debentures will not be subject to renegotiation until maturity at October 1, 2007. The Company is in compliance with debt covenants provided for in the 5th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), less than or equal to 4.

Sixth issue – at March 1, 2007, shareholders approved the issue and public placement of R$779,650 of 77,965 non-convertible debentures. The Company received proceeds of R$ 551,518 for 54,000 debentures issued from the first series, and R$245,263 for 23,965 debentures (with negative goodwill of 0.24032%), issued in second series. Out of the total of second series, R$242,721 were used to amortize 23,965 debentures from the fifth issue and part of interest. Debentures are indexed to the average CDI rate, with 0.5% interest p.a., payable every six months, starting at September 1, 2007 and ending at March 1, 2013. The amortization of debentures will occur at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013. The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), less than or equal to 3.25.

15. Taxes and Social Contribution Payable

These are composed of the following:

	Parent Company		Consolidated

	6.30.2007	3.31.2007	6.30.2007	3.31.2007

Taxes and contribution
payable
Taxes paid in installments	46,907	46,320	49,207	48,619
PIS and COFINS payable	7,459	2,745	11,423	5,315
Provision for income tax
and social contribution	9,476	3,178	16,739	6,634

	63,842	52,243	77,369	60,568

The Company decided to withdraw certain claims and legal actions, opting to join the Special Tax Payment Installments Program (PAES), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	6.30.2007	3.31.2007	6.30.2007	3.31.2007

Current
I.N.S.S.	36,571	36,120	36,701	36,253
C.P.M.F.	9,930	9,804	11,944	11,817
Others	406	396	562	549

	46,907	46,320	49,207	48,619

Non-Current
I.N.S.S.	182,857	189,628	183,536	190,326
C.P.M.F.	49,650	51,538	59,722	62,106
Others	3,315	3,341	4,592	4,627

	235,822	244,507	247,850	257,059

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel, as shown below:

	Parent Company

			Reversals /	Monetary
	3.31.2007	Additions	Payments	Restatement	6.30.2007

Tax:
COFINS and PIS	995,983	3,913	(6,886)	5,673	998,683
Other	25,086	-	-	1,002	26,088
Labor	41,841	3,158	(4,632)	1,478	41,845
Civil and other	120,645	4,360	-	2,056	127,061

Total	1,183,555	11,431	(11,518)	10,209	1,193,677

	Consolidated

			Reversals /	Monetary
	3.31.2007	Additions	Payments	Restatement	6.30.2007

Tax:
COFINS and PIS	1,031,896	6,989	(6,886)	6,243	1,038,242
Other	26,589	20	-	1,038	27,647
Labor	44,401	5,367	(7,081)	1,522	44,209
Civil and other	138,387	5,057	(2,214)	2,455	143,685

Total	1,241,273	17,433	(16,181)	11,258	1,253,783

a) Taxes

Tax-related contingencies are indexed to the SELIC - Central Bank Overnight Rate, which was 13.21% at June 30, 2007 (13.96% at March 31, 2007), and are subject, when applicable, to fines. In all cases, when applicable, both interest charges and fines have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

In 1999, the rate for COFINS increased from 2% to 3%, and the tax base of both COFINS and PIS was extended to encompass other types of income, including financial income. The Company is challenging the increase in contributions of COFINS and the extension of base of such contributions. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, in the total amount of R$944,421 (R$930,164 at March 31, 2007) resulting from the lawsuit filed by the Company and its subsidiaries, claiming the right to not apply Law 9718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9715/98 (0.65% of revenue) as from February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the company has not been required to make judicial deposits.

16. Provision for Contingencies (Continued)

As the calculation system of such contributions started to use the non-cumulative tax principle, starting by PIS as from December 1, 2002, with the Law 10637/02 and COFINS, as from February 2004 by means of Law 10833/03, the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, aiming at continuing its application by the concept of sales results, as well as the appropriation of credits not accepted by laws and that the Management understands to be subject to appropriation, such as financial expenses and third parties expenses. The provision recorded in the balance sheet in the amount of R$93,821 (R$ 101,732 at March 31, 2007), includes the unpaid installment, monetarily restated. In addition, the company challenges the limit of percentage and the term for appropriation of COFINS credit over the initial inventory carried with the Law 10833/03, recording in its balance sheet the difference of appropriated credit under such rule by virtue of judicial authorization. There are no judicial deposits for such discussions.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses: a) lawsuit questioning the non-levy of IPI over codfish imports, which awaits decision by appellate court judge; b) federal administrative assessment about the restatement of equity accounts by an index higher

a) Taxes (Continued)

than that accepted by tax authorities, which awaits decision by administrative appellate court judge (“Summer Plan”); c) administrative assessment referring to the collection of debts of withholding IRRF (withholding income tax) and CSL (Social Contribution on Income), which also awaits decision by administrative appellate court judge, d) administrative assessment due to offsetting of INSS credit verified by the company under the viewpoint of undue payment over allowance not provided for by law, in progress in administrative lower court; e) tax assessment in relation to transactions of purchase, industrialization and sales for soybean exports and its byproducts, in which, according to the tax authority’s understanding, there was no distribution of goods. Referring to the federal scope, the Company was served notice for these operations, in relation to PIS, COFINS and income tax. The amount recorded in accounting books for such issues is R$27,647 (R$26,589 at March 31,2007). The Company has no judicial deposits related to such issues.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At June 30, 2007, the Company recorded a provision of R$44,208 (R$ 44,401 at March 31, 2007) evaluated as probable risk for contingencies related to labor claims. The labor claims the loss of which is deemed as possible by our legal counsels is R$8,044 (R$9,154 at March 31, 2007). Management, based on advice from legal counsel, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the TR (Referential Interest Rate) (2.0% accrued over the last 12 months in the quarter ended at March 31, 2007), plus 1% monthly interest. The earmarked judicial deposits amount is R$41,542 (R$41,465 at March 31, 2007).

16. Provision for Contingencies (Continued)

c) Civil and other (Continued)

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management sets up provisions for losses in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

Among these lawsuits, we point out the following:

  The company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. The amount accrued is R$47,394 (R$4,099 at March 31, 2007) and the Company effected a R$4,099 judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

  The Company filed a declaratory action alleging the non-existence of legal relationship concerning the requirement to pay contribution to SEBRAE (Brazilian Micro and Small- Sized Companies Support Services), as enacted by Law 8,029/90, in order to also obtain the acknowledgement of restated credit for offsetting the balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training) without the 30% restriction. The company was granted the right of not paying the falling due contributions, inasmuch as it provides for the judicial deposits, as usual. The lawsuit awaits decision on extraordinary appeal. The accrued amount is R$34,162 (R$ 32,631 at March 31, 2007), and with judicial deposit in the amount of R$33,940 (R$32,360 at March 31, 2007).

  The Company, by means of a writ of mandamus, is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$31,888 (R$31,216 at March 31, 2007). There is no judicial deposit for this lawsuit.

  The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At June 30, 2007 the accrual amount for these lawsuits is R$13,426 (R$12,377 at March 31, 2007), for which there are no judicial deposits.

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable, therefore, have not been accrued, at June 30, 2007, as follows:

  INSS (Social Security Tax) – the Company was also served notice regarding failure to levy payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$108,940 (R$110,362 at March 31, 2007). These lawsuits are under administrative discussion.

  Income tax, withholding income tax and social contribution – The Company was served administrative notices referring to the taxes aforementioned, with varied subject- matters, such as offset-related proceedings, not deductible provisions, and all of them await decision in administrative level, the amount of which corresponds to R$53,837 (R$51,683 at March 31, 2007).

  COFINS, PIS and CPMF (Provisional Contribution on Financial Operation) – The Company was served notice in the administrative level regarding the taxes mentioned with various subject-matter, such as petitions for Finsocial offset, divergence in tax payments, in addition to PIS and COFINS in the assessment of soybean operations, previously mentioned. The amount involved in these assessments is R$233,031 (R$221,842 at March 31, 2007) and the proceeding is awaiting administrative decision.

  ICMS – The Company was served notice by state tax authorities as to the appropriation of electric power credits from acquisition, suppliers deemed as disreputable, recovery of tax replacement without due compliance with ancillary liabilities enacted by Ordinance CAT 17 of the state of São Paulo, among others less significant. The sum of these assessments amounts to R$351,325 (R$352,601 at March 31, 2007), which await final decision both in administrative and judicial levels.

  ISS, IPTU (Local Real Estate Tax), Property Transfer Tax (“ITBI”) and other – These refer to assessments on third parties withholding, divergence in tax payment, fines due to noncompliance with ancillary liabilities and sundry taxes, the amount of which is R$ 12,877 and awaiting both administrative and judicial decisions.

  Other contingencies – These are related to administrative proceedings and lawsuits under the civil court level, special civil court and the Consumer Protection Agency – PROCON (in many states), IPEM (Weight and Measure Institute), INMETRO (National Institute of Metrology, Standardization and Industrial Quality) and ANVISA (National Health Surveillance Agency), these in great majority related to lawsuits for damages, amounting to R$54,678 (R$60,122 at March 31, 2007).

Occasional adverse changes in the expectation of risk to lawsuits may require that additional provision for contingencies be set up.

16. Provision for Contingencies (Continued)

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial lawsuits.

f) Guarantees

The company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

			Letter of
Lawsuits	Properties	Equipment	guarantee	Total

Tax	337,959	1,732	160,953	500,644
Labor	7,245	3,055	37,770	48,070
Civil and others	11,003	667	13,627	25,297

Total	356,207	5,454	212,350	574,011

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

17. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation

	Parent Company		Consolidated

	6.30.2007	6.30.2006	6.30.2007	6.30.2006

Income before income tax and social
contribution	92,072	140,928	68,755	86,942

Income tax and social contribution at nominal
rate	(23,019)	(35,232)	(20,156)	(25,786)

Income tax incentive	311	1,954	425	2,420
Equity results and provision for capital deficiency
of subsidiary	(203)	(988)	(5,692)	(9,145)
Other permanent adjustments and social
contribution rates, net	(476)	510	(18,984)	10,232

Effective income tax	(23,386)	(33,756)	(44,767)	(22,279)

Income tax for the year
Current	(12,655)	(43,174)	(23,820)	(58,938)
Deferred	(10,731)	9,418	(20,947)	36,659

Income tax and social contribution expense	(23,386)	(33,756)	(44,767)	(22,279)

Effective rate	-25.4%	-24.0%	-65.1%	-25.6%

b) Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated

	6.30.2007	3.31.2007	6.30.2007	3.31.2007

Deferred income and social contribution tax assets
Tax losses (i)	7,300	11,464	287,902	295,359
Provision for contingencies	57,494	54,805	70,311	69,240
Provision for hedge and levied
on a cash basis	13,972	16,243	68,244	70,518
Allowance for doubtful accounts	11,248	10,875	11,363	10,940
Goodwill in non-merged companies	23,145	22,208	76,412	77,878
Goodwill in merged company (ii) (iii)	517,294	517,294	517,294	517,294
Provision for goodwill reduction (Note 11(i))	-	-	153,597	151,060
Deferred gains from shareholding dilution, net	3,953	1,393	3,953	1,393
Other	14,215	15,685	19,926	20,652

	648,621	649,967	1,209,002	1,214,334
Provision for deferred income tax realization	-	-	(153,597)	(151,060)
Deferred income and social contribution tax assets	648,621	649,967	1,055,405	1,063,274

Current assets	44,053	89,849	62,772	170,759
Noncurrent assets	604,568	560,118	992,633	892,515

Deferred income and social contribution tax assets	648,621	649,967	1,055,405	1,063,274

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

(i) At June 30, 2007, in compliance with CVM Deliberation 371, the Company and its subsidiaries recorded deferred income and social contribution taxes arising from tax loss carryforward and temporary differences in the amount of R$648,621 (R$ 649,967 at March 31, 2007) in the Parent Company and R$1,055,405 (R$1,603,274 at March 31, 2007) in Consolidated.

(ii) Recognition of deferred income and social contribution tax assets refer basically to tax loss carryforward, acquired from Sé Supermercados, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for goodwill reduction, as mentioned above.

(iii) At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.

The goodwill special reserve set up at the Company, as a result of such merger, as provided for by provision in paragraph 1 of article 6 of the CVM Ruling 319, will be at the end of each fiscal year and to the extent in which the tax benefit to be determined by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other Company shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM Ruling 319.

In order to enable a better presentation of the quarterly information, the goodwill net value less provision of R$515,488, which substantially represents the tax credit balance, plus the amount of R$1,806 were classified as deferred income tax.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on such studies, the Company estimates that the recovery of tax credits will occur in up to ten years, as follows:

	6.30.2007

	Parent Company	Consolidated

2007	44,053	62,771
2008	67,553	200,238
2009	97,278	131,083
2010	146,282	184,917
2011 to 2016	293,455	476,396

	648,621	1,055,405

18. Shareholders’ Equity

a) Capital

Authorized capital comprises 200,000,000,000 shares approved at the Extraordinary General Meeting held at June 22, 2005. Fully subscribed and paid-up capital is comprised of 113,868,848,433 registered shares with no par value, of which 49,839,925,688 shares are common and 64,028,922,745 are preferred shares.

Breakdown of capital stock and share volume:

		Share volume - in thousands

		Preferred	Common
	Capital	shares	shares

At December 31, 2006 and March 31,
2007	3,954,629	63,931,453	49,839,926

Stock option (i)
Series XX	5,631	97,470	-
Capitalization of reserves (ii)
Profit	186,158	-	-

At June 30, 2007	4,146,418	64,028,923	49,839,926

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, up to the mandatory minimum dividend regulations, which can include the interest attributed to equity, net of tax.

c) Capital reserve – Goodwill special reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 1 (c), in contra account to the merged net assets and represents the amount of future tax

18. Shareholders’ Equity (Continued)

c) Capital reserve – Goodwill special reserve (Continued)

benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholder, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged was R$ 517,294 and will be used in the capital increase, upon the realization of reserve.

d) Revenue reserve

(i) Legal reserve – the legal reserve is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations, and supported by capital budget, approved at a meeting.

e) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. Lots of shares may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until termination or retirement of the beneficiary.

The price of option from the date of concession to the date of exercise thereof by the employee is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

New preferred stock option plan

The Extraordinary General Meeting held at December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type thousand shares will correspond to the average of closing price of negotiations of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with negative goodwill of 20%. The price per each Gold-type thousand shares will correspond to R$0.01. In both bases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as from the 36th month to 48th month as from the start date defined as the date of the adhesion agreement of respective series: a) 100% of granting of Silver-type shares; b) the amount of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

The series of previous plan continue in force until the respective maturity dates.

Information related to the stock option plan in force is summarized below:

	Number of	Price on	Price of
	shares (per	the date of	concession
	thousand)	concession	6.30.2007

Options in force
Series VII – May 16, 2003	499,840	40.00	45.84
Series VIII – April 30, 2004	431,110	52.00	57.76
Series IX – April 15, 2005	494,545	52.00	52.74
Series X – July 7, 2006	450,735	66.00	68.36
Series A1 – Golden – April 13, 2007	161,860	0.01	0.01
Series A1 – Silver – April 13, 2007	561,046	49.27	49.27

	2,599,136

Options exercised
Series VII – December 13, 2005	(145,677)
Series VII – May 9, 2006	(2,063)
Series VIII – May 15, 2007	(97,470)
Options cancelled	(559,232)

Balance of options in force	1,794,694

Options not granted	1,605,326
Current balance of the option plan	3,400,000

Series VI was closed at April 15, 2007.
Series V was closed at February 23, 2006, without any conversion.
Series IV was closed at March 31, 2005, without any conversion.
Series III was exercised, capitalized and closed at March 31, 2004.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

Series I and II were closed in 2001 and 2002, respectively.

At June 30, 2007, the Company preferred shares quotation on BOVESPA was R$75.00 per thousand shares.

The following table shows the effect on net income should the Company had recognized the stock option granting expense adopting the market value method, as required by Official Letter - Circular CVM/SNC/SEP nº 01/2007 paragraph 25.9:

	At June 30, 2007

	Parent Company		Consolidated

	Net	Shareholders’	Net	Shareholders’
	Income	Equity	Income	Equity
At June 30	63,524	4,847,758	101,172	4,360,756
Expenses related to share-based
compensation of employees according
to the market value method	1,017	1,017	(2,619)	(2,619)

At June 30 (pro forma)	64,541	4,848,775	98,553	4,358,137

The market value of each option granted is estimated on the granting date using the Black-Scholes model of option pricing, taking into account: 0.41% dividends expectation at June 30, 2007 (0.42% at March 31, 2007), volatility expectation of approximately 33.96% at June 30, 2007 (36.7% at March 31, 2007), 6.81% no risk weighted average interest rate at June 30, 2007 (6.4% at March 31, 2007) and average life expectation of four years at June 30, 2007 (four years at March 31, 2007).

19. Net Financial Income

	Parent Company		Consolidated

	6.30.2007	6.30.2006	6.30.2007	6.30.2006

Financial Expenses
Financial charges - BNDES
Financial charges - Debentures	12,338	25,478	12,338	26,335
Financial charges on contingencies and taxes	36,628	33,332	36,628	33,332
Swap operations	41,398	62,845	46,323	65,496
Receivables securitization	11,840	30,050	47,973	73,591
CPMF and other bank services	46,562	58,595	60,473	75,362
Other financial expenses	23,586	15,197	30,474	25,503
Total financial expenses	(9,149)	9,389	11,552	21,660

	163,203	234,886	245,761	321,279
Financial revenues
Interest on cash and cash equivalents	34,001	77,290	71,478	132,660
Financial discounts obtained	19,008	28,807	21,992	31,528
Financial charges on taxes and judicial deposits	8,542	7,177	17,600	11,650
Interest on installment sales	13,841	14,734	20,385	19,363
Interest on loans	4,309	19,532	393	1,200
Other financial revenues	30	30	30	30

Total financial revenues	79,731	147,570	131,878	196,431
Net financial balance	(83,472)	(87,316)	(113,883)	(124,848)

20. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within approved limits by the Management.

b) Concentration of credit risk

The Company’s sales are direct to individual customers through post-dated checks, in a small portion of sales (2% of yearly sales). In such portion, the risk is minimized by the large customer base. These receivables are also mostly sold to PAFIDC without right of recourse.

20. Financial Instruments (Continued)

b) Concentration of credit risk (Continued)

The advances to suppliers are made only to selected suppliers. We do not have credit risk with suppliers, since we discount only own payments of goods already delivered .

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at June 30, 2007 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	At June 30, 2007

	Parent Company		Consolidated

	Book	Market	Book	Market

Assets
Cash and cash equivalents	64,126	64,125	102,247	102,247
Marketable securities	556,203	556,203	1,153,542	1,153,542
Receivables securitization fund	142,866	142,866

	763,194	763,194	1,255,789	1,255,789

Liabilities
Loans and financings	403,352	404,906	2,047,784	2,062,808
Debentures	978,411	964,169	978,411	964,169

	1,381,763	1,369,075	3,026,195	3,026,977

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

d) Currency and interest rate risk management

The utilization of derivative instruments and operations involving interest rates aims at protecting the results of assets and liabilities operations of the Company, conducted by the finance operations area, in accordance with the strategy previously approved by management.

20. Financial Instruments (Continued)

d) Currency and interest rate risk management (Continued)

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 13) for floating rate interest in Brazilian reais. As of June 30, 2007, the U.S. dollar-denominated short-term and long-term debt balances of R$879,459 (US$456,577) (R$1,122,434 – US$547,421 at March 31, 2007), at weighted average interest rates of 5.3% per annum (5.1% at March 31, 2007) which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.5% of CDI (103.7% of CDI at March 31, 2007).

21. Insurance Coverage (not audited)

Coverage at June 30, 2007 and March 31, 2007, is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	5,754,929
Profit	Loss of profit	1,335,000
Cash	Theft	43,600

The Company also holds specific policies covering civil and management liability risks in the amount of R$149,860.

22. Non-operating Results

	Parent Company		Consolidated

	6.30.2007	6.30.2006	6.30.2007	6.30.2006

Expenses
Results in the property and equipment write-off	5,844	6,971	6,376	25,205
Provision for losses – other receivables	-	6,056	-	6,056
Other	1,781		100	14

Total non-operating expenses	7,625	13,027	6,476	31,275
Revenues
Rental revenues	-	53	-	53
Achievement of performance goal	-	16,218	-	16,218
Interest reversal on performance goal	-	4,866	-	4,866
Contingencies write-off	-	-	1,174	-

Total non-operating revenues	-	21,137	1,174	21,137
Non-operating balance	(7,625)	8,110	(5,302)	(10,138)

23. Statement of LAJIDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (not audited)

	Parent Company		Consolidated

	6.30.2007	6.30.2006	6.30.2007	6.30.2006

Operating income	99,697	132,818	74,057	97,080

(+) Net financial expenses	83,472	87,316	113,883	127,178
(+) Equity results	814	(2,103)	16,737	26,932
(+) Depreciation and amortization	201,243	185,980	257,962	252,333

EBITDA	385,226	404,011	462,639	503,523

Net sales revenue	5,151,678	4,707,844	7,077,598	6,638,262
% EBITDA	7.5%	8.6%	6.5%	7.6%

24. Encumbrances, Eventual Liabilities and Commitments

The Company has commitments assumed with leaseholders of various stores already contracted at June 30, 2007, as follows:

	6.30.2007

	Parent Company	Consolidated

2007	4,920	5,368
2008	9,706	10,602
2009	8,174	9,070
2010	4,834	5,730
2011	3,410	4,306
afrom 2012	77,111	88,465

	108,155	123,541

25. Subsequent Events which do not Give Rise to Supplementary Adjustments

a) Minutes of the Board of Directors Meeting held at July 10, 2007

The meeting approved the capital stock increase in order to comply with the Stock Option Plans, as follows: (i) 1st installment – Series 7: upon the issue of 275,000 shares, at the subscription price of R$45.90 per thousand shares, amounting to R$12,623 (ii) Series 8: by means of issue of 9,375,000 shares, at the subscription price of R$57.79 per thousand shares, amounting to R$541,781 (iii) Series A1 – Silver: by means of issue of 5,280,000 shares, at the subscription price of R$49.27 per thousand shares, amounting to R$260,146 and Series A1 – Gold: by means of issue of 1,715,000 shares, at the subscription price of R$0.01 per thousand shares, amounting to R$17. As a result, the Company’s Capital will increase from R$4,146,418 to R$4,147,232 fully paid-in and divided into 113,885,493,433 non-par value shares, of which 49,839,925,688 are common shares and 64,045,567,745 are preferred shares.

25. Subsequent Events which do not Give Rise to Supplementary Adjustments (Continued)

b) Minutes of the Board of Directors’ Meeting held on July 30, 2007

(i) After analyzing the correspondence of the São Paulo Stock Exchange – Bovespa, suggesting the alteration in the form of quotation of Company shares traded on Bovespa, i.e., unit quotation, making up the quotation per thousand shares, the management proposed to shareholders the reverse split of one hundred, thirteen billion, eight hundred, eighty-five million, four hundred, ninety-three thousand, four hundred and thirty-three (113,885,493,433) non-par shares, of which forty-nine billion, eight hundred, thirty-nine million, nine hundred, twenty-five thousand, six hundred and eighty-eight (49,839,925,688) are common shares and sixty-four billion, forty-five million, five hundred, sixty-seven thousand, seven hundred and forty-five (64,045,567,745) are preferred shares, representing the Company’s capital stock, at the ratio of five hundred (500) existing shares for one (1) share of each type, converting two hundred, twenty-seven million, seven hundred, seventy thousand, nine hundred and eighty-six (227,770,986) non-par shares, of which ninety-nine million, six hundred, seventy-nine thousand, eight hundred and fifty-one (99,679,851) are common shares and one hundred, twenty-eight million, ninety-one thousand, one hundred and thirty-five (128,091,135) are preferred shares.

As of September 3, 2007 the shares issued by the Company will be then traded as reverse split and priced in reais per share.

(ii) Mergers

Merger of equity of the subsidiaries Versalhes, Auto Posto MFP, Auto Posto Sigua, Lourenção, Nova Saper and Obla. The merged company’s equity status, based on the balance sheet ended at June 30, 2007 (basis for the merger), presented in the appraisal report of independent experts (Ernst & Young Auditores Independentes S.S) is the following:

25. Subsequent Events which do not Give Rise to Supplementary Adjustments (Continued)

(ii) Mergers (Continued)

		Auto Posto	Auto Posto
Companies	Versalhes	MFP	Sigua	Lourenção	Nova Saper	Obla	Total

ASSETS
Current assets
Cash and cash
equivalents	31	64	35	-	-	18	148
Accounts Receivable	51,205	386	261	1,137	-	-	52,989
Inventories		71	50		-	-	121

Recoverable Taxes	961	53	2		-	-	1,016
Other credits	73	1		-	-	-	74
Allowance for doubtful
accounts	-	(3)	(3)	-	-	-	(6)
Prepaid expenses	-	15	1	-	-	-	16
Permanent assets						-
Property and equipment	-	630	89	450	100	153	1,422

Total Assets	52,270	1,217	435	1,587	100	171	55,780

Liabilities
Suppliers	45,958	151	116	-	-	-	46,225
Real estates rental
payable	-	21	8	-	-	-	29
Loans	145	-	10	-	-	-	155
Payroll and social
contributions	-	8	5	-	-	-	13
Provision for vacation
and Christmas bonus	-	34	17	-	-	-	51
Pis and Cofins payable	851	-	-	84	-	-	935
ICMS payable	-	-	-	188	-	-	188
Intercompany accounts
payable	5,516	338	302	-	-	-	6,156
Provision for income tax
and social contribution	177	72	5	-	-	-	254
Other accounts payable	5	5	6	-	-	-	17

Shareholders’ equity	(382)	587	(34)	1,315	100	171	1,757

Total Liabilities	52,270	1,216	435	1,587	100	171	55,780

b) Other Information

GPA leased five stores of Rossi Monza chain. Four of them are located in the east region of the city of São Paulo and one in the city of Guarulhos. The leased stores amount to a total area of 15.5 thousand square meters of sales area. Out of five units of Rossi Monza leased,

25. Subsequent Events which do not Give Rise to Supplementary Adjustments (Continued)

b) Other Information (Continued)

four of them will be converted into the Extra Perto brand- supermarkets format recently inaugurated by GPA and 1 Comprebem.

26. Additional information

With a view to providing additional information, the following is presented as follows: (a) Statements of Cash Flow, prepared in accordance with NPC 20/99 issued by IBRACON and (b) Statements of Added Value, in accordance with CFC Resolution 1,010 as of January 21, 2005.

a) Statement of cash flow

	Parent Company		Consolidated

			Quarters ended at

	6.30.2007	6.30.2006	6.30.2007	6.30.2006

Cash flow from operating activities
Net income for the half-year period	63,524	101,172	63,524	101,172
Adjustment for reconciliation of net income
Deferred income tax	10,731	(9,418)	20,947	(36,659)
Residual value of permanent assets disposal	4,836	6,972	5,368	25,205
Net gains from shareholding dilution	-	(16,218)	-	(16,218)
Depreciation and amortization	201,243	185,980	257,962	252,333
Interest and monetary variations, net of payment	(52,117)	74,107	(143,795)	93,774
Equity results	814	(2,103)	16,737	26,932
Provision for contingencies	22,128	28,658	29,934	23,464
Provision for property and equipment write-offs
and losses	2,588	-	1,848	-
Minority interest	-	-	(46,736)	(42,509)
Increase (decrease) in assets
Accounts receivable	229,446	314,367	295,789	346,532
Advances to suppliers and employees	(10,126)	(3,933)	(10,834)	(6,052)
Inventories	37,263	(25,537)	55,045	(14,245)
Recoverable taxes	18,857	37,969	19,982	20,794
Other assets	(16,796)	(25,727)	(21,915)	(38,708)
Related parties	125,039	70,519	8,529	(20,021)
Judicial deposits	(5,890)	(10,332)	(14,242)	(14,582)
Increase (decrease) in liabilities
Suppliers
Payroll and related charges	(519,039)	(351,964)	(598,120)	(403,612)
Income and social contribution taxes payable	10,692	5,732	17,873	8,188
Other accounts payable	(25,176)	(43,843)	(34,178)	(41,764)
	(20,234)	1,759	(6,033)	16,074

Net cash generated in operating activities	77,783	338,160	(83,315)	280,098

26. Additional information (Continued)

a) Statement of cash flow (Continued)

	Parent Company		Consolidated

			Quarters ended at

	6.30.2007	6.30.2007	6.30.2007	6.30.2007

Cash flow from investing activities
Net cash in subsidiaries merger	-	1,090	-	-
Receipt of amortization of PAFIDC quotas	28,881	28,509	-	-
Increase in investments	(7,936)	-	(7,918)	-
Acquisition of companies	-	(100)	-	(8,600)
Acquisition of property and equipment	(377,277)	(237,003)	(401,674)	(257,980)
Increase in deferred assets	(4,425)	(11,078)	(4,542)	(11,078)
Increase in intangible assets	(500)	-	(500)	-
Capital increase in subsidiaries	-	-	(43,200)	-

Net cash flow generated (used) in investing
activities	(361,257)	(218,582)	(457,834)	(277,658)

Cash flow from financing activities
Capital increase	5,631	7,212	5,631	7,212
Financings	-	-	-
Funding and refinancing	903,638	49,007	1,265,231	88,819
Payments	(513,809)	(310,473)	(736,123)	(366,835)
Payment of dividends	(20,312)	(62,053)	(20,312)	(62,053)

Net cash used in financing activities	375,148	(316,307)	514,427	(332,857)

Net increase (decrease) in cash, banks and
marketable securities	91,674	(196,729)	(25,722)	(330,417)

Cash, banks and marketable securities at end of
half-year period	620,328	533,903	1,255,789	1,380,420
Cash, banks and marketable securities at
beginning of half-year period	528,654	730,632	1,281,511	1,710,837

Changes in cash, banks and marketable
securities	91,674	(196,729)	(25,722)	(330,417)

Cash flow supplementary information
Interest paid on loans and financing	138,072	60,523	366,396	173,492

26. Additional information (Continued)

b) Statements of added value

	Parent Company				Consolidated

	6.30.2007%		6.30.2006%		6.30.2007%		6.30.2006%

Revenues
Sales of goods	6,137,490		5,656,470		8,373,409		7,902,029
Credit write-offs	8,050		(14,178)		7,936		(14,969)
Non-operating	(7,625)		8,110		(5,302)		(10,138)

	6,137,915		5,650,402		8,376,043		7,876,922

Materials acquired from third
parties
Cost of goods sold	(4,450,165)		(3,896,503)		(6,122,213)		(5,604,265)
Materials, energy,
outsourced services and
others	(459,049)		(389,583)		(654,077)		(577,356)

	(4,909,214)		(4,286,086)		(6,776,290)		(6,181,621)

Gross added value	1,228,701		1,364,316		1,599,753		1,695,301

Retentions
Depreciation and
amortization	(204,764)		(190,070)		(261,839)		(257,816)

Net added value produced
by the Company	1,023,937		1,174,246		1,337,914		1,437,455

Transfers received
Equity results	(814)		2,103		(16,737)		(26,932)
Minority interest	-		-		46,736		42,509
Financial income	79,731		128,038		131,878		196,431

	78,917		130,141		161,877		212,008

Total added value to be
distributed	1,102,854	100.0	1,304,387	100.0	1,499,791	100.0	1,649,463	100.0

Distribution of added value
Personnel and related
charges	(462,935)	42.0	486,517	37.3	(622,005)	41.5	663,664	40.3
Taxes, fees and
contributions	(294,110)	26.7	372,829	28.6	(383,816)	25.6	366,832	22.2
Interest and rents	(282,285)	25.5	343,869	26.4	(430,446)	28.7	517,795	31.4
Dividends	-		-		-		-

Profit Retention	63,524	5.8	101,172	7.7	63,524	4.2	101,172	6.1

05.01 – COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER

See Item 08.01 – Comments on Consolidated Performance

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
1	Total Assets	11,505,088	11,176,704
1.01	Current Assets	4,206,431	4,121,947
1.01.01	Cash and Cash Equivalents	1,255,789	856,652
1.01.01.01	Cash and Banks	102,247	112,350
1.01.01.02	Marketable Securities	1,153,542	744,302
1.01.02	Receivables	1,722,317	1,885,949
1.01.02.01	Clients	1,306,238	1,332,722
1.01.02.02	Sundry Receivables	416,079	553,227
1.01.02.02.01	Advances to Suppliers and Employees	42,891	36,440
1.01.02.02.02	Recoverable Taxes	240,308	272,330
1.01.02.02.03	Deferred Income Tax	62,772	170,759
1.01.02.02.04	Other Receivables	70,108	73,698
1.01.03	Inventories	1,176,918	1,311,446
1.01.04	Other	51,407	67,900
1.01.04.01	Prepaid Expenses	51,407	67,900
1.02	Noncurrent Assets	7,298,657	7,054,757
1.02.01	Long-term Receivables	2,082,765	1,961,292
1.02.01.01	Sundry Receivables	1,841,371	1,724,977
1.02.01.01.01	Recoverable Taxes	218,406	220,448
1.02.01.01.02	Deferred Income Tax and Social Contribution	992,633	892,515
1.02.01.01.03	Deposits for Judicial Appeals	258,548	249,078
1.02.01.01.04	Accounts Receivable	370,469	360,405
1.02.01.01.05	Other	1,315	2,531
1.02.01.02	Credits with Related Parties	237,820	236,315
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	202,622	203,270
1.02.01.02.03	Other Related Parties	35,198	33,045
1.02.01.03	Other	3,574	0
1.02.01.03.01	Prepaid Expenses	3,574	0
1.02.02	Permanent Assets	5,215,892	5,093,465
1.02.02.01	Investments	105,920	73,699
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	105,819	73,498
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	101	201
1.02.02.02	Property and Equipment	4,453,231	4,339,393
1.02.02.03	Intangible Assets	585,629	606,575
1.02.02.04	Deferred Charges	71,112	73,798

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2	Total liabilities	11,505,088	11,176,704
2.01	Current liabilities	2,992,076	3,362,952
2.01.01	Loans and Financings	830,619	817,205
2.01.02	Debentures	198,761	401,490
2.01.03	Suppliers	1,429,148	1,619,169
2.01.04	Taxes, Fees and Contributions	77,369	60,568
2.01.05	Dividends Payable	0	20,312
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	456,179	444,208
2.01.08.01	Payroll and Social Contributions	190,883	166,559
2.01.08.02	Utilities	8,235	6,194
2.01.08.03	Rents	36,486	36,230
2.01.08.04	Advertisement	7,571	8,455
2.01.08.05	Insurances	1,382	2,047
2.01.08.06	Financing due to Purchase of Assets	63,630	78,627
2.01.08.07	Other Accounts Payable	147,992	146,096
2.02	Noncurrent Liabilities	3,520,050	2,829,434
2.02.01	Long-term Liabilities	3,520,050	2,829,434
2.02.01.01	Loans and Financings	1,217,165	1,307,691
2.02.01.02	Debentures	779,650	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,523,235	1,521,743
2.02.01.06.01	Provision for Contingencies	1,253,783	1,241,273
2.02.01.06.02	Tax Installments	247,850	257,059
2.02.01.06.03	Other Accounts Payable	21,602	23,411
2.02.02	Deferred Income	0	0
2.03	Non-Controlling Shareholders Interest	81,680	106,241
2.04	Shareholders' Equity	4,911,282	4,878,077
2.04.01	Paid-in Capital	4,146,418	3,954,629
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	247,533	406,117
2.04.04.01	Legal	123,073	123,073

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	69,618	115,501
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	54,842	167,543
2.04.04.07.01	Expansion Reserve	54,842	167,543
2.04.05	Retained Earnings/Accumulated Losses	0	0
2.04.06	Advance for Future Capital Increase	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.01	Gross Sales and/or Services	4,205,458	8,373,409	3,977,301	7,902,029
3.02	Deductions	(658,209)	(1,295,811)	(644,006)	(1,263,767)
3.03	Net Sales and/or Services	3,547,249	7,077,598	3,333,295	6,638,262
3.04	Cost of Sales and/or Services Rendered	(2,550,877)	(5,099,411)	(2,362,233)	(4,684,328)
3.05	Gross Profit	996,372	1,978,187	971,062	1,953,934
3.06	Operating Income/Expenses	(962,566)	(1,904,130)	(931,315)	(1,856,854)
3.06.01	Selling	(627,253)	(1,233,737)	(591,646)	(1,179,550)
3.06.02	General and Administrative	(116,214)	(234,280)	(117,927)	(235,046)
3.06.03	Financial	(52,651)	(113,883)	(57,650)	(124,848)
3.06.03.01	Financial Income	61,665	131,878	94,458	196,431
3.06.03.02	Financial Expenses	(114,316)	(245,761)	(152,108)	(321,279)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(155,569)	(305,493)	(151,942)	(290,478)
3.06.05.01	Taxes and Fees	(24,533)	(47,531)	(19,758)	(38,145)
3.06.05.02	Depreciation/Amortization	(131,036)	(257,962)	(132,184)	(252,333)
3.06.06	Equity in the results of subsidiary and associated companies	(10,879)	(16,737)	(12,150)	(26,932)
3.07	Operating Profit	33,806	74,057	39,747	97,080
3.08	Non-Operating Result	(2,364)	(5,302)	(17,424)	(10,138)
3.08.01	Revenues	0	0	7,796	21,137
3.08.02	Expenses	(2,364)	(5,302)	(25,220)	(31,275)
3.09	Income Before Taxation/Profit Sharing	31,442	68,755	22,323	86,942
3.10	Provision for Income Tax and Social Contribution	(16,960)	(23,820)	(25,751)	(58,938)

1- CODE	2 - DESCRIPTION	3 – 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 - 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.11	Deferred Income Tax	(7,869)	(20,947)	20,906	36,659
3.12	Statutory Profit Sharing /Contributions	(3,600)	(7,200)	(3,000)	(6,000)
3.12.01	Profit Sharing	(3,600)	(7,200)	(3,000)	(6,000)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Non-Controlling Shareholders Interest	24,561	46,736	26,523	42,509
3.15	Income/Loss for the Period	27,574	63,524	41,001	101,172
	No. SHARES, EX-TREASURY (in thousands)	113,868,849	113,868,849	113,771,379	113,771,379
	EARNINGS PER SHARE (in reais)	0.00024	0.00056	0.00036	0.00089
	LOSS PER SHARE (in reais)

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Sales Performance Net Sales grow 6.4% in the quarter

The Company recorded gross sales of R$ 4,205.5 million in the quarter, an increase of 5.7% compared to the same prior-year period, while Net sales rose to R$ 3,547.2 million, an increase of 6.4% .

On a same-store sales basis, gross sales rose 3.86%, while net sales grew 4.6% . Sales of food products increased by 3.9% in the quarter, led by perishable products, which increased by 6.5% . Also on a same-store basis, sales of non-food products grew by 3.7% in the period, despite the strong comparison base (i.e., the growth of 18.6% in the same period of 2006 fueled by the World Cup) and the price deflation in the period.

Customer traffic grew by 1.7% in the quarter, while the average ticket rose 3.9% . These indicators show that the Company is attracting a higher number of customers to its stores, and that the ticket of these consumers has a higher number of items, as a result of the more competitive pricing.

The growth in both same-store sales and customer traffic for the sixth consecutive month not only reflects a more favorable consumption scenario, but is also due to the price repositioning adopted by the Group and the sales incentive campaign, which has been an important motivational tool for stores’ staff. Moreover, the sales performance also points to higher market share for the Company, with gains against the large competitors.

Among the Group’s formats, supermarkets presented the best sales performance. Despite their growth, hypermarkets have been negatively impacted by the performance of non-food products, mainly electronics and appliances, sales of which were affected by factors such as price deflation, foreign exchange effect and lower sales volumes compared to the World Cup period in 2006.

Operating Performance Sales Consolidation, Competitiveness & Expenses Projects will be essential for achieving higher efficiency levels

In 2007, Grupo Pão de Açúcar is focusing on achieving higher levels of sales through more competitive prices and consequently the continuous fine tuning of pricing. This strategy has resulted in higher customer traffic at the Group’s stores and higher average ticket.

Some of the main initiatives adopted in the quarter that will contribute to the strategy of competitiveness, lower expenses, and higher profitability include:

- Shrinkage Reduction Campaign: After a meticulous analysis that involved the purchase, supply, transport and sales processes, the Company implemented the Shrinkage Reduction Campaign (Campanha de Redução de Quebras). This initiative aims at reducing losses at the stores through training and improvement in processes. The Company will reward stores that achieve the sharpest reductions in shrinkage levels, which may be accumulated together with the rewards under the Retail in the Soul Campaign (Campanha Varejo na Alma). In May and June, the Company achieved a reduction of 27% in the average shrinkage index compared to the average of the first four months of 2007. The Company expects shrinkage reduction to provide it with slight margin recovery by yearend;

- Assortment Review: The grocery assortment review was concluded, which resulted in a decline in the number of suppliers, from 3,500 to 1,500. The review of the non-food product category will be concluded by the end of August, allowing the Company to improve negotiations with suppliers, and also achieve gains in working capital (lower inventories), shrinkage reduction and better stock out (shortage of products on store shelves) management ;

- Pricing: The Company made progress in the implementation of the DemandTec system, which will allow better price elasticity analysis, facilitating price management and strengthening the Group’s competitiveness;

- Extra Perto Supermarket and Extra Fácil Convenience Store: The convenience stores launched in December 2006 are now called Extra Fácil. Ten new Extra Fácil stores will be opened by yearend. In addition, a new supermarket model will be launched under the Extra banner, called Extra Perto, combining in a single neighboring store a complete food mix and compact assortment of non-food products in a pleasant environment, providing customers with a fast, practical and complete shopping experience;

- Expense reduction: The highlights in the period were the productivity programs at the stores. These programs allowed the Group to achieve important headcount reductions, mainly in the Sendas banner, which will represent significant savings in upcoming quarters. In addition, the Shared Services Center has been responsible for automation of store processes, which should also result in considerable savings. At the corporation level, the review of the structure through improvements in processes and systems will also continue;

- Hiring of Galeazzi & Associados: In late July, the Company hired Galeazzi & Associados for the project to restructure the operations of Sendas Distribuidora in Rio de Janeiro state. The goal is to implement a performance improvement plan at Sendas Distribuidora stores, which currently account for approximately 19% of the Group’s sales.

The comments on operating performance that follow refer to the consolidated figures of the Group in the quarter, which include all operating results from Sendas Distribuidora (a joint venture of GPA with the Sendas chain in Rio de Janeiro state).

Gross Margin of 28.1% in the quarter
Slight recovery compared to 1Q07 due to adjustment in competitiveness

Gross margin was 28.1% in the 2Q07, a 30 basis points recovery relative to the previous quarter, and down 100 basis points from the same prior-year period. This lower margin reflects the price competitiveness adjustments implemented over the last quarters.

Gross income totaled R$ 996.4 million, up by 2.6% when compared to the R$ 971.1 million in 2Q06. The growth in sales volume more than offset the margin reduction, even considering the store openings and closures in the period, resulting in an increase of R$ 25.3 million in gross income.

The Company carried out better price alignment and adjustment in certain micro-markets. This adjustment occurred in micro-markets in which opportunities were identified as a result of changes in competitors’ prices, enabling margin recovery compared to 1Q07.

The Company will continuously seek improving negotiations with suppliers, lower shrinkage levels and more efficient pricing, which will allow for a recovery in gross margin through yearend.

Operating Expenses
Six-month Operating Expenses as a percentage of net sales down by 50 basis points

Operating expenses before taxes and charges totaled R$ 1,468.0 million in the 1H07, an increase of 3.8% from the R$ 1,414.6 million registered in the 1H06. Excluding the expenses with the restructuring, operating expenses before taxes and charges accounted for 20.6% of net sales in the period, down from the 21.1% reported in the 1H06. Also as a percentage of net sales, administrative expenses declined from 3.5% in the 1H06 to 3.2% in the 1H07, while selling expenses declined from 17.6% to 17.4% .

Operating expenses before taxes and charges in the quarter totaled R$ 743.5 million, or 21.0% of net revenue, versus R$ 709,6 million, or 21.3%, in the same period in 2006. This 30 basis points reduction in operating expenses as a percentage of net sales was achieved despite the expenses with the restructuring incurred by the Group in the period. These expenses impacted selling and administrative expenses by R$ 3.7 million and R$ 3.6 million, respectively. Excluding the restructuring expenses, operating expenses before taxes and charges totaled R$ 736.2 million

(20.8% of net sales) in the quarter, compared to R$ 704.6 million in the 2Q06 (21.1% of net sales).

Administrative expenses fell by 1.5% to R$ 116.2 million, from R$ 117.9 million in the 2Q06. This reduction was achieved despite the 4% wage increase under the collective agreement in September 2006. Administrative expenses excluding the restructuring expenses were R$ 112.6 million in the quarter, versus R$ 116.9 million in the 2Q06, a decline of 3.7% . This significant reduction reflects the changes being implemented in the Group’s administrative structure.

Selling expenses as a percentage of net sales declined by 10 basis points, from 17.8% in the 2Q06 to 17.7% in the 2Q07. In absolute values selling expenses stood at R$ 627.3 million in the 2Q07, up 6.0% from the R$ 591.6 million registered in the same quarter of 2006.

EBITDA Margin of 6.4% (after taxes and charges)
EBITDA was impacted by the competitiveness strategy

EBITDA was R$ 228.4 million in the quarter, 5.5% lower than the R$ 241.7 million reported in the 2Q06. EBITDA as a percentage of net sales stood at 6.4% in the 2Q07, versus 7.3% in the 2Q06. This drop in EBITDA margin was mainly due to the drop of 100 basis points in gross margin.

EBITDA margin excluding the restructuring expenses stood at 6.6% in the quarter, versus 7.4% in the 2Q06. In absolute terms, EBITDA excluding the restructuring expenses impacts fell by 4.5%, from R$ 246.7 million in the 2Q06 to R$ 235.6 million in the 2Q07.

Financial Result
Impacted by lower interest rates in the quarter

Financial income in the quarter was R$ 61.7 million, compared to R$ 94.5 million in the 2Q06, a 34.7% reduction, chiefly explained by lower average cash balance and lower interest rates in the period relative to the 2Q06.

Financial expenses fell 24.8% in the 2Q07 to R$ 114.3 million, declining from R$ 152.1 million in the 2Q06, mainly due to the lower interest rates in the 2Q07 relative to the previous year.

Net financial income in the 2Q07 was an expense of R$ 52.7 million (R$ 57.7 million in the 2Q06), an improvement of 8.7% compared to the 2Q06.

The Company’s gross debt increased by R$ 517.8 million over the 1Q07, and by R$ 437.3 million relative to the same period of 2006, to total R$ 2.4 billion, chiefly due to the sixth issue of debentures carried out in April 2007.

For the same reason, cash and financial investments increased by R$ 399.1 million compared to the 1Q07. Compared to the 2Q06, cash and financial investments fell by R$ 124.6 million due to the investments, payment of dividends and retired debt.

Accordingly, net debt at the end of the quarter rose by R$ 118.7 million relative to the 1Q07 and by R$ 561.9 million relative to the previous year.

Equity Income
Impacted by the acquisition of the Credicard co-branded card portfolio

Accounting for 12.5% of the Group's sales, the consumer-finance operation FIC (Financeira Itaú CBD) recorded negative equity income of R$ 10.9 million in the 2Q07 (versus negative R$ 12.2 million in 2Q06), in line with the budget.

This result was impacted by the incorporation in the quarter of the co-branded card portfolio formerly owned by Credicard (Itaucard cards co-branded with the Pão de Açúcar and Extra banner), with R$ 417 million in receivables, corresponding to the outstanding balance of 437,000 customers. In 2Q07, the company computed all the required provisions related to the portfolio and taxes related to the incorporation. The results from additional revenues and the effects from this incorporation keep the Company on the expected track towards breakeven by yearend.

With the continued growth in the private-label and personal-loan operations and the incorporation of the co-branded cards, the total portfolio reached R$ 1.3 billion in the end of the quarter, representing growth of 70% compared to the same period a year ago. As a result of this incorporation, net income increased by 124% over 2Q06. By end June, the FIC reached 5.7 million customers, of which 3.8 million were private-label cardholders.

The expansion in the private-label interest-bearing installment-payment portfolio, the resumption in the sale of co-branded cards at the stores, the increase in sales of products with extended guarantees (Garantia Estendida), and the continued growth in personal loans, combined with the improvement in credit and the decline in loss levels, provide a solid base for the future profitability of the FIC portfolio.

Minority Interest: Sendas Distribuidora
Higher financial expenses affect results in the quarter

In the 2Q07, the gross sales of Sendas Distribuidora were R$ 783.1 million, accounting for 18.6% of the Group’s sales. Net sales amounted to R$ 679.8 million in the period. The sales performance corresponded to a 0.8% and 0.5% increase in gross sales and 0.5% increase in net sales, however, it does not yet reflect the price repositioning implemented under the competitiveness strategy.

Gross income amounted to R$ 177.6 million, with gross margin of 26.1%, a 60 basis points recovery over the same period a year ago. Although there was some recovery, this level of gross margin is still significantly lower than that of the Group excluding Sendas, reflecting the high level of competition in the Rio de Janeiro market.

Operating expenses before taxes and charges amounted to R$ 161.9 million, or 23.8% of net sales (22.9% in the 2Q06), an increase of 4.3% versus the previous year, due to the increase in public utilities and payroll adjustments, which outpaced inflation in the past 12 months.

Accordingly, EBITDA margin stood at 1.4% in the quarter against 1.6% in the 2Q06.

Financial result, affected by high indebtedness of Sendas Distribuidora, was an expense of R$ 30.5 million in the period, significantly influencing the overall result of this company. The net loss in the quarter was R$ 42.8 million, generating a minority interest result of R$ 24.6 million for the group.

Net Income
Sharply impacted by the lower gross margin

Given the factors mentioned above, the Group reported net income of R$ 27.6 million in the 2Q07, compared to R$ 41.0 million in the 2Q06.

Note that the Company’s net income is strongly affected by amortization of goodwill, which is a non-cash expense. This amortization totaled R$ 29.2 million in the quarter (versus R$ 28.4 million in the 2Q06).

Income tax in the quarter totaled R$ 24.8 million (versus R$ 4.8 million in the 2Q06), reflecting the non-constitution of the deferred income tax credit at Sendas Distribuidora, and explaining most of the difference in net income in the quarter versus the same period of the previous year.

CAPEX
R$ 216.7 million invested in the quarter

Capital expenditure totaled R$ 216.7 million in the quarter, compared to R$ 149.7 million in the 2Q06. Investments in the period were mainly concentrated in the construction of new stores to be inaugurated in the second half of 2007, when most openings scheduled for 2007 are concentrated.

Grupo Pão de Açúcar opened three new stores in the quarter, of which one was an Extra hypermarket, one an Extra Fácil convenience store and one a CompreBem store. Two Extra stores, three CompreBem stores and one Extra Perto store were in the final phase of construction in the period, and will be inaugurated in the third quarter. In addition, other construction works are in progress to fulfill the Expansion Plan for 2007. Investments in the quarter were divided as follows:

  R$ 117.0 million in the opening and construction of new stores;
  R$ 34.7 million in the acquisition of strategic land;
  R$ 36.7 million in store remodeling;

  R$ 28.3 million in infrastructure (technology, logistics and other).

Investment Plan for this year comprises the opening of 9 hypermarkets (Extra), 15 convenience stores (Extra Fácil), 6 Extra Perto stores and 5 supermarkets (4 CompreBem + 1 Pão de Açucar). In addition, the Group leased 5 stores that were operated by the Rossi Monza chain that will be converted into 1 CompreBem and 4 Extra Perto stores. These stores have 15,500 m2, four of these stores are located in the eastern region of São Paulo and one in Guarulhos city.

Recent Events

In the Extraordinary General Meeting of the Company, held on July 30, 2007, the shareholders approved the reverse split of all shares representing the Company’s capital stock. The reverse split will occur at the ratio of five hundred existing (500) shares for one (1) share of same type, thus, the capital stock will be represented by 227,770,986 non-par shares, of which 99,679,851 are common shares and 128,091,135 are preferred shares, and the Company’s capital stock amount remaining unchanged. Concurrently with the reverse split operation, the shares/ADR ratio will be two (2) shares issued by the Company for one (1) ADR.

As of September 3, 2007 the shares issued by the Company shall be then traded as reverse split and priced in Reais per share.

The information presented in the table below was not revised by external auditors.

Gross Sales per Format (R$ thousand)

1st Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	918,464	22.0%	900,529	22.9%	2.0%
Extra	2,126,067	51.0%	1,956,708	49.9%	8.7%
CompreBem	718,600	17.3%	657,501	16.8%	9.3%
Extra Eletro	81,904	2.0%	76,644	1.9%	6.9%
Sendas*	322,916	7.7%	333,346	8.5%	-3.1%

Grupo Pão de Açúcar	4,167,951	100.0%	3,924,728	100.0%	6.2%

2nd Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	934,332	22.2%	911,004	22.9%	2.6%
Extra	2,182,034	51.9%	2,022,318	50.9%	7.9%
CompreBem	695,509	16.5%	632,943	15.9%	9.9%
Extra Eletro	69,978	1.7%	87,551	2.2%	-20.1%
Sendas*	323,605	7.7%	323,485	8.1%	0.0%

Grupo Pão de Açúcar	4,205,458	100.0%	3,977,301	100.0%	5.7%

1st Half	2007	%	2006	%	Chg.(%)

Pão de Açúcar	1,852,796	22.1%	1,811,533	22.9%	2.3%
Extra	4,308,101	51.5%	3,979,026	50.4%	8.3%
CompreBem	1,414,109	16.9%	1,290,444	16.3%	9.6%
Extra Eletro	151,882	1.8%	164,195	2.1%	-7.5%
Sendas*	646,521	7.7%	656,831	8.3%	-1.6%

Grupo Pão de Açúcar	8,373,409	100.0%	7,902,029	100.0%	6.0%

* Sendas banner which is part of Sendas Distribuidora S/A

Stores by Format

	Pão de		Extra-			Extra	Extra	Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	de Açúcar	Area (m2)	Employees

12/31/2006	164	83	50	186	62	-	4	549	1,217,984	63,607

Opened							4	4
Closed				(3)				(3)
Converted			s					-

3/31/2007	164	83	50	183	62	-	8	550	1,221,017	62,370

Opened		1		1			1	3
Closed	(2)		(8)	(4)				(14)
Converted								-

6/30/2007	162	84	42	180	62	-	9	539	1,214,325	62,817

	Expansion Plan 2nd Half 2007

Opened	1	8		4		10	10	33
Closed	(1)			(3)			(1)	(5)
Converted	(9)			(2)		9	2	-

12/31/2007*	153	92	42	179	62	19	20	567

Total (Stores) Openings in 2007*	1	9	-	5	-	10	15	40

* Includes (comprises) 5 leased stores that were operated by the Rossi Monza.

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 –; ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 –; CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 –; TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in t housand)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousand)

01	NOVASOC COMERCIAL LTDA.	03.139.761/0001-17	PRIVATE ASSOCIATED COMPANY	10.00	-0.81
COMMERCIAL, INDUSTRIAL AND OTHER			1,000	1

02	SÉ SUPERMERCADOS	01.545.828/0001-98	PRIVATE SUBSIDIARY	91.92	24.58
COMMERCIAL, INDUSTRIAL AND OTHER			1,133,990	1,133,990

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	42.57	-1.18
COMMERCIAL, INDUSTRIAL AND OTHER			450,001	450,001

04	VERSALHES COM. PROD. ELETRÔNICOS LTDA.	07.145.984/0001-48	PRIVATE SUBSIDIARY	90.00	-0.01
COMMERCIAL, INDUSTRIAL AND OTHER			10	10

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	01
2 – ISSUE ORDER NUMBER	5
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2002/038
4 – DATE OF REGISTRATION WITH CVM	11/13/2002
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	10/1/2002
9 - DUE DATE	10/1/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING	DI + 0.95% p.a.
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10.31
14- ISSUED AMOUNT (Thousands of Reais)	166,827
15- NUMBER OF DEBENTURES ISSUED (UNIT)	40,149
16 - OUTSTANDING DEBENTURES (UNIT)	16,184
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	23,965
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	9/9/2004
22 - DATE OF NEXT EVENT	10/1/2007

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING	CDI + 0.5% p.a.
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10.41
14- ISSUED AMOUNT (Thousands of Reais)	562,118
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2007

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING	CDI + 0.5% p.a.
12 - PREMIUM/DISCOUNT	0.24032%
13 - NOMINAL VALUE (Reais)	10.41
14- ISSUED AMOUNT (Thousands of Reais)	249,466
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2007

16.01 – SIGNIFICANT INFORMATION

Companhia Brasileira de Distribuição

Legal/Corporate

QUARTERLY INFORMATION - ITR (06.30.2007)

(i) Ownership structure:

Companhia Brasileira de Distribuição – 06.30.2007

SHAREHOLDERS	COMMON	COMMON	PREFERRED	PREFERRED	TOTAL	TOTAL
Wilkes Participações S/A	32,700,000,000	65.610050%	0	0.000000%	32,700,000,000	28.717248%
Península Participações Ltda	1,392,087,129	2.793116%	1,304,233,686	2.036945%	2,696,320,815	2.367918%
Sudaco Participações Ltda	14,309,588,419	28.711095%	0	0.000000%	14,309,588,419	12.566728%
Segisor	1,000	0.000002%	1,892,946,860	2.956393%	1,892,947,860	1.662393%
Casino Guichard Perrachon	26,000	0.000052%	0	0.000000%	26,000	0.000023%
Abílio dos Santos Diniz	15	0.000000%	0	0.000000%	15	0.000000%
João Paulo F. S. Diniz	10	0.000000%	8,900,000	0.013900%	8,900,010	0.007816%
Ana Maria F. S. Diniz D’Avila	10	0.000000%	0	0.000000%	10	0.000000%
Pedro Paulo F. S. Diniz	0	0.000000%	360,850	0.000564%	360,850	0.000317%
Rio Soe Empreend. Participações Ltda	1,407,912,871	2.824870%	0	0.000000%	1,407,912,871	1.236434%
Flylight Comercial Ltda	0	0.000000%	160,314,807	0.250379%	160,314,807	0.140789%
Onyx 2006 Participações Ltda	0	0.000000%	10,253,190,000	16.013373%	10,253,190,000	9.004385%
Rio Plate Empreend. Participações Ltda	0	0.000000%	2,027,586,304	3.166673%	2,027,586,304	1.780633%
Swordfish Investments Limited	0	0.000000%	2,236,310,000	3.492656%	2,236,310,000	1.963935%
Management	85	0.000000%	68,120,010	0.106389%	68,120,095	0.059823%
Other	30,310,149	0.060815%	46,076,960,228	71.962729%	46,107,270,377	40.491558%
Total	49,839,925,688	100.000000%	64,028,922,745	100.000000%	113,868,848,433	100.000000%

OUTSTANDING SHARES AT 06.30.2007

SHAREHOLDERS	COMMON	% ON		% ON	TOTAL	% TOTAL
		COMMON CAPITAL	PREFERRED	PREFERRED CAPITAL
CONTROLLING SHAREHOLDER	49,809,615,454	99.94%	17,883,842,507	27.93%	67,693,457,961	59.45%
BOARD OF DIRECTORS	85	0.00%	1,690,010	0.00%	1,690,095	0.00%
BOARD OF EXECUTIVE OFFICERS	0	0.00%	66,430,000	0.10%	66,430,000	0.06%
OTHER	30,310,149	0.06%	46,076,960,228	71.96%	46,107,270,377	40.49%
TOTAL	49,839,925,688	100.000000%	63,827,989,745	100%	113,667,915,433	100%
OUTSTANDING SHARES	30,310,149	0.06%	47,712,863,542	74.75%	47,743,199,691	42.00%

OUTSTANDING SHARES AT 06.30.2006

SHAREHOLDERS	COMMON	% ON		% ON	TOTAL	% TOTAL
		COMMON CAPITAL	PREFERRED	PREFERRED CAPITAL
CONTROLLING SHAREHOLDER	49,809,589,454	99.94%	18,099,342,507	28.31%	67,908,931,961	59.69%
BOARD OF DIRECTORS	95	0.000000%	1,690,010	0.00%	1,690,105	0.00%
BOARD OF EXECUTIVE OFFICERS	0	0.000000%	58,680,000	0.09%	58,680,000	0.05%
OTHER	30,336,139	0.06%	45,771,740,228	71.60%	45,802,076,367	40.26%
TOTAL	49,839,925,688	100.000000%	63,931,452,745	100.00%	113,771,378,433	100.00%
OUTSTANDING SHARES	30,336,139	0.06%	45,771,740,228	71.60%	45,802,076,367	40.26%

2- WILKES PARTICIPAÇÕES S/A – (CNPJ/MF 04.745.350/0001 -38)

SHAREHOLDER	COMMON	% ON	A PREFERRED	B PREFERRED	TOTAL	% PN	TOTAL	% TOTAL
PENÍNSULA	10,187,500,000	50	0	0	0	0	10,187,500,000	23.36
SUDACO	10,187,500,000	50	12,325,000,000	10,905,110,524	23,230,110,524	100	33,417,610,524	76.64
TOTAL	20,375,000,000	100	12,325,000,000	10,905,110,524	23,230,110,524	100	43,605,110,524	100

The 10,905,110,524 B preferred shares are not paid-in.

3- PENÍNSULA PARTICIPAÇÕES LTDA. (CNPJ/MF 58.292.210/0001 -80)

Quotaholders	Common Quotas		Preferred Quotas		Total
	A Common	B Common	Amount	%	Amount	%
ABILIO DOS SANTOS DINIZ	26,905,332	69,024,328	1	20,00	95,929,661	37.48
JOÃO PAULO F. DOS SANTOS DINIZ	040,019,475		1	20,00	40,019,476	15.63
ANA MARIA F. DOS SANTOS DINIZ D`ÁVILA	040,019,475		1	20,00	40,019,476	15.63
PEDRO PAULO F. DOS SANTOS DINIZ	40,019,475		1	20,00	40,019,476	15.63
ADRIANA F. DOS SANTOS DINIZ	40,019,475		1	20,00	40,019,476	15.63
TOTAL	256,007,562	69,024,328	5	100	256,007,565	100

4- SUDACO PARTICIPAÇÕES LTDA (CNPJ/MF 07.821.866/0001 -02)

Shareholders	Amount of Quotas	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	99.99
FRANCIS MAUGER	1	0,01
TOTAL	3,585,804,573	100.00

5- PUMPIDO PARTICIPAÇÕES LTDA (CNPJ/MF 04.462.946/0001 -20)

Shareholders	Amount of Quotas	%
SEGISOR	3,633,544,693	99.99
FRANCIS MAUGER	1	0.01
TOTAL	3,633,544,694	100.00

6- ONYX 2006 PARTICIPAÇÕES LTDA (CNPJ/MF 07.422.969/0001 -00))

Shareholders	Amount of Quotas	%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	515,580,242	99.98
ABILIO DOS SANTOS DINIZ	10,312	0.02
TOTAL	515,590,554	100.00

7- RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA (CNPJ/MF 43.653.591/0001 -09)

Shareholders	Class A Quotas	Class B Quotas	%
PENÍNSULA PARTICIPAÇÕES LTDA	805,430,294	0	95.33
PAIC PARTICIPAÇÕES LTDA	0	39,394,141	4.67
TOTAL	805,430,294	39,394,141	100.00

8- PÃO DE AÇÚCAR S/A INDÚSTRIA E COMÉRCIO (CNPJ/MFF 61.550.182/0001 -69)

Shareholders	Quotas	%
PENÍNSULA PARTICIPAÇÕES LTDA	63,705,878	46.44
ABILIO DOS SANTOS DINIZ	73,473,015	53.56
TOTAL	137,178,893	100.00

9- SENDAS DISTRIBUIDORA S/A (CNPJ/MF 06.057.223/0001 -71)

SHAREHOLDER	A COMMON	%	B COMMON	%	A PREFERRED	%	B PREFERRED	%	TOTAL	%
SÉ	250,000,000	50	29,114,525	50	170,885,469	50	0	0	449,999,994	42.57
SENDAS S/A	250,000,000	50	29,114,525	50	170,885,469	50	0	0	449,999,994	42.57
GEM	723	0	0		0	0	56,820,785	36.17	56,821,508	5.38
GEM PARALL	77	0	0		0	0	6,012,336	3.83	6,012,413	0.57
BSSF	308	0	0		0	0	24,181,389	15.39	24,181,697	2.29
BSSF PARALL	92	0	0		0	0	7,235,171	4.61	7,235,263	0.68
GEM 2	798	0	0		0	0	62,833,121	40.00	62,833,919	5.94
OTHER	2	0	0		12	0	0	0	14	0.00
TOTAL	500,002,000	100	58,229,050	100	341,770,950	100	157,082,802	100	1,057,084,802	100

10- NOVASOC COMERCIAL LTDA (CNPJ/MF 03.139.761/0001 -17)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	1,000	10.00
ANTONIO MOSCARELLI	4,500	45.00
GUIDO AMADEU	4,500	45
TOTAL	10,000	100.00

Agreement provides for CBD interest is 99.98% in results.

11- SAPER PARTICIPAÇÕES LTDA (CNPJ/MF 43.183.052/0001 -53)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	8,803	24
BFB RENT ADMINIST. E LOCAÇÃO S/A	13,780	38
INTESA BRASIL EMPREENDIMENTOS S/A	13,780	38
TOTAL	36,363	100

12- NOVA SAPER PARTICIPAÇÕES LTDA (CNPJ/MF 06.048.737/0001 -60)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	36,362	99.97
CAIO RACY MATTAR	1	0.03
TOTAL	36,363	100

This company was merged by CBD at July 30, 2007.

13- VERSALHES COMÉRCIO DE PRODUTOS ELETROELETRÔNICOS LTDA (CNPJ/MF 07.145.984/0001 -48)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	9,000	90
SÉ SUPERMERCADOS LTDA	1,000	10
TOTAL	10,000	100

This company was merged by CBD at July 30, 2007.

14- P.A. PUBLICIDADE LTDA (CNPJ/MF 04.565.015/0001 -58)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	99,999	99.99
ENÉAS CÉSAR PESTANA NETO	1	0.01
TOTAL	100,000	100

15- AUTO POSTO SIGUA LTDA (CNPJ/MF 06.050.896/0001 -08)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	29,999	99.99
CAIO RACY MATTAR	1	00.01
TOTAL	30,000	100

This company was merged by CBD at July 30, 2007.

16- AUTO POSTO MFP LTDA (CNPJ/MF 04.420.375/0001 -61)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	14,999	99.99
CAIO RACY MATTAR	1	00.01
TOTAL	15,000	100

This company was merged by CBD at July 30, 2007.

17- LOURENÇÃO SUPERMERCADO LTDA (CNPJ/MF 45.774.296/0001 -36)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	1,905,615	99.99
ENÉAS CÉSAR PESTANA NETO	1	00.01
TOTAL	1,905,616	100

This company was merged by CBD at July 30, 2007.

18- SÉ SUPERMERCADOS LTDA (CNPJ/MF 01.545.828/0001 -98)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	1,133,990,699	91.92
NOVASOC COMERCIAL LTDA	99,680,669	8.08
TOTAL	1,233,671,368	100

19- MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S/A (CNPJ/MF 06.887.852/0001 -29)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
SÉ SUPERMERCADOS LTDA	107,893	50
BANCO ITAUCARD	107,893	50
TOTAL	215,786	100

20- FINANCEIRA ITAÚ CBD S/A CRÉDITO, FINANCIAMENTO E INVESTIMENTO (CNPJ/MF 06.881.898/0001 -30)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
MIRAVALLES EMPREEND. PARTICIP. LTDA	481,826,121	99.97
SÉ SUPERMERCADOS LTDA	1	0.01
BANCO ITAUCARD	1	0.01
BOARD OF DIRECTORS	8	0.01
TOTAL	481,826,131	100

21- FIC PROMOTORA DE VENDAS LTDA (CNPJ/MF 07.113.647/0001 -79)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
FINANCEIRA ITAÚ CBD S/A CRÉDITO, FINANCIAMENTO E INVESTIMENTO -FIC	847,260	99.98
SÉ SUPERMERCADOS LTDA	1	0,01
BANCO ITAUCARD	1	0.01
TOTAL	847,262	100

22- OBLA PARTICIPAÇÕES LTDA (CNPJ/MF 08.379.564/0001 -99)

QUOTAHOLDERS	QUANTIDADE QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	170,9990	99.99
ENÉAS CÉSAR PESTANA NETO	1	0.01
TOTAL	171,000	100

This company was merged by CBD at July 30, 2007.

23 - CBD HOLLAND B.V.

SHAREHOLDER	AMOUNT OF SHARES	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	180	100
TOTAL	180	100

24- CBD PANAMA TRADING CORP.

SHAREHOLDER	AMOUNT OF SHARES	%
CBD HOLLAND B.V.	1,500	100
TOTAL	1,500	100

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Companhia Brasileira de Distribuição

1.
We have performed a special review of the accompanying Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição (“the Company”) and of Companhia Brasileira de Distribuição and subsidiaries for the quarter and six-month period ended June 30, 2007, including the balance sheets, statements of income, report on the Company’s performance and other significant information in accordance with accounting practices adopted in Brazil. The quarterly financial information of investees Pão de Açúcar Fundo de Investimento em Direitos Creditórios (which significant amounts are mentioned in note 7) and Miravalles Empreendimentos e Participações S.A. (which significant amounts are mentioned in note 9) for the quarter ended June 30, 2007 were reviewed by other independent auditors. Our special review report, insofar as it relates to the amounts of assets, liabilities and results of those investees, is based solely on the limited reviews of those independent auditors.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3.
Based on our special review and on the limited review reports issued by other independent auditors, we are not aware of any material modification that should be made to the Quarterly Financial Information referred in the first paragraph for it to comply with accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (“CVM”) regulations specifically applicable to the preparation of Quarterly Financial Information.

4.
Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information, referred to in the first paragraph, taken as a whole. The statements of cash flows and of added value of Companhia Brasileira de Distribuição and of Companhia Brasileira de Distribuição and subsidiaries for the six-month periods ended June 30, 2007 and 2006, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review and on the quarterly information reviewed by other independent auditors, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the quarter and six-month period ended June 30, 2007, taken as a whole.

São Paulo, August 08, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Partner CRC -1SP170652/O-1

18.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 08.01 – Comments on Consolidated Performance

Subsidiary/Associated Company: SE SUPERMERCADOS LTDA

See Item 08.01 – Comments on Consolidated Performance

Subsidiary/Associated Company: SENDAS DISTRIBUIDORA S.A.

See Item 08.01 – Comments on Consolidated Performance

Subsidiary/Associated Company: VERSALHES COM. PROD. ELETRÔNICOS LTDA

See Item 08.01 – Comments on Consolidated Performance

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY INFORMATION	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE DURING THE QUARTER	56
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	57
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	58
07	01	CONSOLIDATED STATEMENT OF INCOME	60
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	62
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	73
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	74
16	01	OTHER SIGNIFICANT INFORMATION	77
17	01	UNQUALIFIED REPORT ON THE SPECIAL REVIEW	84
		NOVASOC COMERCIAL LTDA	85
18	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		SE SUPERMERCADOS LTDA	86
18	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		SENDAS DISTRIBUIDORA S.A.	87
18	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		VERSALHES COM. PROD. ELETRÔNICOS LTDA	88
18	01	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 15, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.